MAKING THE HOMETOWN CONNECTION




U.S. Cellular

2002
ANNUAL REPORT



UNITED STATES CELLULAR CORPORATION

U.S. Cellular operates and invests in wireless systems across the nation. U.S. Cellular is the nation's eighth largest wireless service provider, serving 4.1 million customers and employing 6,100 associates at the end of 2002.

U.S. Cellular owns interests in 210 wireless markets, representing 42 million population equivalents. As of December 31, 2002, U.S. Cellular included the operations of 149 markets in its consolidated financial statements, had not yet begun marketing operations in 29 additional markets, and owned investment interests in its remaining markets.

U.S. Cellular's Common Shares are traded on the American Stock Exchange under the symbol USM. The company is an 82.2 percent-owned subsidiary of Telephone and Data Systems, Inc., which is traded on the American Stock Exchange under the symbol TDS.


U.S. CELLULAR
PREMIERES IN CHICAGO

MAKING THE HOMETOWN CONNECTION

2002 was an extraordinary year for U.S. Cellular, marked by the acquisition of wireless licenses for the Chicago metropolitan trading area – the company's largest acquisition ever – which enabled the company to provide wireless service in its hometown of Chicago. The company also began upgrading its entire wireless network to CDMA 1XRTT technology, expanded its product and service offerings, improved the sales experience for customers, and streamlined its customer service operations nationwide.

MAKING THE HOMETOWN CONNECTION

2002 AWARDS

U.S. Cellular continues to receive top honors as "the best wireless provider" in newspaper and magazine consumer surveys throughout our communities of operation.

California
Best Place to Purchase Wireless Phones and Service in Del Norte County – *Eureka Times Standard*

Georgia
Best Cellular Phone Company – *Valdosta Daily Times*

Iowa
"Best of the Best" Best Cellular Store – *Mason City Globe Gazette*

Best Wireless Provider – (2nd consecutive year) *Des Moines Business Record*

Best in Cellular Service – *Ottumwa Courier*

Massachusetts
Number One in Customer Service – Yankee Group 2002 *Mobile User Survey*

Missouri
People's Choice Award – *Hannibal Courier-Post*

Oklahoma
"Best of the Best" Wireless Service Provider – *Oklahoma* Magazine

"Top of the City" Winner – *Tulsa Cityscape Magazine*

Best Cellular Phone Service Provider – *Duncan Banner*

Oregon
Favorite Place to Buy a Cellular Phone – Readers Choice Award *Roseburg News Review*

Best Place to Buy a Cellular Phone – Reader's Choice Award *Medford Mail Tribune*

Tennessee
"Best of the Best" Number One Wireless Service Provider in East Tennessee – *Knoxville News Sentinel*

Texas
Better Business Bureau "Customer Complaint Free" Award – Better Business Bureau, North Central Texas

Best in the City – *Corpus Christi Caller Times*

Washington
Best Cellular Phone Service Provider – *Yakima Valley Business Times*

The Best of Lewis County in Cellular Service – *Centralia Daily Chronicle*

Wisconsin
Best of Brand: Top Wireless Phone Provider – (9th consecutive year) *Milwaukee Journal-Sentinel*

Best of Brand: Top Wireless Phone Store – (10th consecutive year) *Milwaukee Journal-Sentinel*

Favorite Cellular Phone Provider – *Isthmus Magazine*

Executive Consumer Award for Best Cellular Phone Dealership – *In Business Magazine*

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)	2002	2001	Percent Change
Service Revenues	$ 2,098,893	$ 1,826,385	15%
Operating Income	$ 281,166	$ 317,212	(11)%
Depreciation and Amortization	$ 351,154	$ 300,658	17%
Operating Income Before Depreciation and Amortization	$ 632,320	$ 617,870	2%
Net Income (Loss)	$ (14,288)	$ 173,876	n/m
Basic Weighted Average Shares Outstanding (000s)	86,086	86,200	0%
Basic Earnings per Share From Net Income (Loss)	$ (0.17)	$ 2.02	n/m
Total Assets	$ 4,699,841	$ 3,759,157	25%
Common Shareholders' Equity	$ 2,415,034	$ 2,335,669	3%
Return on Equity	(0.8)%	7.6%	n/m
Customer Units	4,103,000	3,461,000	19%
Number of Majority-Owned Markets	149	142	5%
Capital Expenditures	$ 698,636	$ 487,813	43%

n/m = percent change not meaningful

CUSTOMER UNITS



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,183
2,602
3,061
3,461
4,103
98
99
00
01
02

SERVICE REVENUES in millions



$2,500
2,000
1,500
1,000
500
0
$1,277
$1,526
$1,654
$1,826
$2,099
98
99
00
01
02
Retail Service Revenue
Inbound Roaming Revenue
Long-distance & Other Revenue

TABLE OF CONTENTS

www.uscellular.com



LeRoy T. "Ted" Carlson, Jr., *Chairman*, and
John E. "Jack" Rooney, *President and Chief Executive Officer*

CHAIRMAN AND PRESIDENT'S MESSAGE

U.S. Cellular took great strides to position itself for the future during 2002. We produced solid operating results despite a weak economy, falling consumer confidence and a very competitive marketplace. Our acquisition of the Chicago market – the largest acquisition in our company's history – and the addition of Code Division Multiple Access (CDMA) technology in our Midwest markets were important investments in our company's future. The Chicago acquisition and subsequent brand launch brought U.S. Cellular's brand of customer service to our hometown, where the company and Telephone and Data Systems, Inc., our parent organization, have been headquartered since their inception.

U.S. Cellular's operating highlights included crossing the 4 million customer and $2 billion revenue plateaus and producing operating income of $281 million. Losses on investments more than offset our operating gains, resulting in a net loss of $14 million for the year.

2002 IN REVIEW

The execution of our customer satisfaction strategy enabled us to grow our customer base by 19 percent. Our postpay customer churn rate of 1.8 percent, one of the lowest churn rates in the wireless industry, was a major contributor to this growth. After a slow start in the first half of the year, our marketing channels produced 310,000 net new customers in 2002. Including Chicago and other acquisitions, the company added a total of 642,000 new customers, ending the year with more than 4.1 million customers.

Customer growth drove a 15 percent increase in service revenues, totaling $2.1 billion for the year. Even more impressive was the 7 percent increase in average monthly retail revenue per customer, our first such increase in many years. Our customers' monthly minutes of use increased 41 percent, leading to the increase in retail revenue per customer and confirming the increasing utility of wireless service.

Operating income decreased 11 percent to $281 million in 2002, as costs incurred related to the U.S. Cellular brand launch in Chicago as well as an increase in bad debts due to the weakened economy outpaced our revenue gains. Because of losses primarily related to the company's equity and marketable securities investments, U.S. Cellular incurred a net loss of $14 million, or $.17 per share, for the year.

We anticipate that the Chicago acquisition will continue to have a positive impact on customer and revenue growth in 2003. We also anticipate that the costs of increasing awareness of U.S. Cellular's brand in Chicago and elsewhere, as well as the costs of integrating the Chicago operations, will continue to affect operating and net income in 2003.

FOCUS ON CUSTOMER SATISFACTION

U.S. Cellular's success is predicated on its customer satisfaction strategy and brand promise. This strategy reflects our commitment to three equally important stakeholders – customers, shareholders and associates. The company's mission and vision are focused on profitable growth.

During 2002, we made great strides toward achieving our mission and vision, including:

- Acquiring the Chicago market and launching the U.S. Cellular brand there.
- Introducing new rate plans that focus on meeting customers' needs and growing revenues.
- Building more than 430 cell sites in our core markets and investing nearly $700 million in improvements to our wireless network; these improvements include upgrades to CDMA technology in our Midwest markets, which were completed ahead of schedule and on budget.
- Implementing a new inventory management system, which enables us to assure quality inventory for agents and take advantage of quantity purchase discounts.

These initiatives show how our associates are clearly focused on customer satisfaction and profitably growing our business. We have made other improvements to our office systems and processes as well, in accordance with our focus on improved customer service. We will continue to work toward providing the ideal customer experience.

We strengthened our management team during the year, adding several individuals with diverse backgrounds and experiences whose contributions we will count on to execute our future business plans. In addition, we welcomed Harry J. Harczak, Jr. to the U.S. Cellular board of directors in early 2003. Mr. Harczak will provide valuable insight to the board and its audit committee.

CHICAGO ACQUISITION AND INTEGRATION

In August 2002, we acquired the personal communication service (PCS) license in the Chicago Major Trading Area (MTA) from PrimeCo Wireless Communications, LLC (PrimeCo). We paid approximately $618 million in cash, acquiring 320,000 customers and 513 cell sites. Only 97 days later, we launched the U.S. Cellular brand in the Chicago market.

Leading up to the brand launch, we trained customer service associates to serve the Chicago customer base, upgraded Chicago's CDMA system to 1XRTT technology and added more than 40 retail and exclusive agent locations to our distribution channel in the Chicago area. The brand launch was very successful, as the Chicago market contributed tremendously to our customer and revenue growth in the second half of 2002. Changes are ongoing to our regional organizations, billing and information systems and wireless network to integrate the Chicago market into U.S. Cellular's operations. In 2003, we will introduce service into other portions of the Chicago MTA and make additional changes to increase our presence throughout the Chicagoland community.

SUMMARY

2002 was a very exciting year at U.S. Cellular. Our 6,100 associates continued to focus on customer satisfaction and profitable growth while integrating the operations of the largest acquisition in company history. Their efforts enabled us to achieve substantial customer and revenue growth in the midst of an economic downturn. We continued to make improvements to our network and business processes to improve the customer experience. It is this customer focus that differentiates U.S. Cellular from our competitors. This focus, combined with the strategic changes made in 2002, better position the company to grow profitably in 2003 and beyond.

Some of our specific goals for 2003 include the following:

- To continue to improve the company's geographic footprint, including successful growth in the Chicago market and new market launches in Nebraska, Indiana, Missouri and Oklahoma. We have already made progress in this area, announcing in March 2003 a definitive agreement with AT&T Wireless to exchange wireless properties. Under the agreement, U.S. Cellular will acquire PCS licenses in 13 Midwestern and Northeastern states, improving the competitive position in those regions in the 2004 and 2005 time frame.
- To continue deployment of CDMA 1XRTT, focusing 2003 efforts on the Northeast and remaining Midwest markets, particularly Oklahoma.
- To complete the testing and development of additional data services.

We would like to thank each of our associates for our success during the past year, and we thank you, our shareholders, for your continued support. We look forward to working with each of you in 2003 to build an even better company.

Cordially yours,





John E. Rooney
President and Chief Executive Officer

LeRoy T. Carlson, Jr.
Chairman


WA
OR
ID
CA


U.S. Cellular
SERVICE AREAS

CELLULAR MARKETS OWNED AND MANAGED BY U.S. CELLULAR:

WEST REGION

Washington/ Oregon/Idaho
MSAs
Richland-Kennewick-Pasco
Yakima
RSAs
Idaho 5
Idaho 6
Oregon 2
Oregon 3
Washington 4
Washington 5
Washington 6
Washington 7

Oregon/California
MSA
Medford
RSAs
California 1
California 2
California 9
Oregon 5
Oregon 6

Southern Texas
MSAs
Corpus Christi
Laredo
Victoria
RSAs
Texas 18
Texas 19
Texas 20

Texas/Oklahoma/ Missouri/Kansas
MSAs
Joplin
Lawton
Tulsa
Wichita Falls
RSAs
Kansas 15
Oklahoma 4
Oklahoma 6
Oklahoma 7
Oklahoma 8
Oklahoma 9
Oklahoma 10
Texas 4
Texas 5

MIDWEST REGION

Illinois/Indiana
MSAs
Alton
Peoria
Rockford
RSAs
Illinois 1
Illinois 3
Illinois 4
Indiana 4
Indiana 5

MSA – Metropolitan Statistical Area
RSA – Rural Service Area

** Minority owned and managed cellular market*

CENTRAL REGION

Wisconsin
MSAs
Appleton-Oshkosh
Green Bay
Janesville-Beloit
Kenosha
La Crosse
Madison
Milwaukee
Racine
Sheboygan
RSAs
Wisconsin 5
Wisconsin 6
Wisconsin 7
Wisconsin 8
Wisconsin 9
Wisconsin 10

Missouri
MSA
Columbia
RSAs
Missouri 2
Missouri 3
Missouri 5
Missouri 6
Missouri 11
Missouri 13
Missouri 15
Missouri 16
Missouri 17

Iowa
MSAs
Cedar Rapids
Davenport
Des Moines
Dubuque
Iowa City
Waterloo-Cedar Falls
RSAs
Iowa 1
Iowa 2
Iowa 3*
Iowa 4
Iowa 5
Iowa 6
Iowa 7
Iowa 9*
Iowa 10
Iowa 11
Iowa 12*
Iowa 13
Iowa 14
Iowa 16



ME
VT
NH
MN
MI
WI
MI
PA
IA
IL
IN
OH
MD
WV
VA
KS
MO
NC
OK
TN
SC
GA
TX
FL
U.S. Cellular Corporate Headquarters – Chicago, IL
Regional Offices:
1 – Tulsa, OK
2 – Madison, WI
3 – Itasca, IL
4 – Knoxville, TN
States in which U.S. Cellular owns markets
Wireless markets currently owned and managed
Wireless markets owned through joint ventures

As of December 31, 2002

EAST REGION

Florida/Georgia
MSAs
Fort Pierce
Gainesville
Tallahassee
RSAs
Florida 5
Florida 6
Florida 7
Florida 8
Florida 9
Florida 10
Georgia 11
Georgia 14

Eastern Tennessee/ Western North Carolina
MSAs
Asheville
Knoxville
RSAs
North Carolina 2
North Carolina 4
Tennessee 4
Tennessee 7

Eastern North Carolina/ South Carolina
MSAs
Jacksonville
Wilmington
RSAs
North Carolina 6
North Carolina 7
North Carolina 8
North Carolina 9
North Carolina 10
North Carolina 11
North Carolina 12
North Carolina 13
North Carolina 14
South Carolina 4

Virginia/ North Carolina
MSAs
Charlottesville
Lynchburg
Roanoke
RSAs
North Carolina 3
Virginia 2
Virginia 3
Virginia 4
Virginia 5
Virginia 7

West Virginia/ Pennsylvania/ Maryland/Ohio
MSAs
Cumberland
Hagerstown
RSAs
Maryland 1
Ohio 9*
Pennsylvania 10
West Virginia 3
West Virginia 4
West Virginia 5
West Virginia 7

Maine/New Hampshire/ Vermont
MSAs
Bangor
Lewiston-Auburn
Manchester-Nashua
RSAs
Maine 1
Maine 2
Maine 3
Maine 4
New Hampshire 1
New Hampshire 2
Vermont 2

PCS MARKETS OWNED BY U.S. CELLULAR:

WEST REGION

Enid, OK**
Ponca City, OK
Stillwater, OK

MIDWEST REGION

Bloomington, IL
Champaign-Urbana, IL
Chicago, IL-IN-MI-OH
Danville, IL-IN
Decatur-Effingham, IL
Galesburg, IL
Jacksonville, IL
LaSalle-Peru-Ottawa-Streator, IL
Mattoon, IL
Peoria, IL
Rockford, IL
Springfield, IL

CENTRAL REGION

Burlington, IA-IL-MO
Clinton, IA-IL
Davenport, IA-IL
Des Moines, IA
Iowa City, IA
Madison, WI
Omaha, NE-IA
Ottumwa, IA
Rochester, MN
St. Joseph, MO-KS
Sedalia, MO**

EAST REGION

Cleveland, TN**
Daytona Beach, FL**
Salisbury, MD**

*** Owned through joint ventures in which U.S. Cellular has a non-controlling interest*


U.S. CELLULAR
PREMIERES IN CHICAGO!
U.S. Cellular Premieres in Chicago

U.S. CELLULAR LAUNCHES WIRELESS SERVICE IN CHICAGO

In 2002, U.S. Cellular acquired PrimeCo Wireless Communications, LLC – the largest acquisition in the company's history. Through the $618 million transaction, U.S. Cellular gained 320,000 additional customers, 21 retail stores, 13 kiosks, nearly 600 authorized agents, 720 prepaid replenishment locations, 513 cell sites and almost 490 employees.

U.S. Cellular has become the only wireless service company headquartered in Chicago to provide service to its home market. As the largest city in the Midwest, Chicago fits the company's long–term strategic plan to provide seamless wireless service throughout the region.

To make the hometown connection, U.S. Cellular actively worked for several months on its brand launch and began integration of all facets of both organizations – human resources, sales operations, customer service, information systems, network operations, and marketing – to ensure a seamless transition for our customers. We will continue to integrate the company's operations in 2003.

In November 2002, the company began providing wireless service under the U.S. Cellular name in the Chicagoland area, as well as Bloomington–Normal, Champaign–Urbana, Decatur, and Springfield, and expanded service in Peoria and Rockford, Ill. Additionally, U.S. Cellular plans to provide wireless service to South Bend and Fort Wayne, Ind., and Benton Harbor, Mich., in 2003.

U.S. Cellular also signed Chicago native and actress Joan Cusack to serve as the company's national spokesperson (see page 13). Cusack appears in an integrated marketing campaign featuring print, radio, outdoor and television advertisements as well as point of sale displays.

To reach important demographic segments and further create brand awareness, U.S. Cellular entered into a two–year, $1.6 million agreement with the City of Chicago for the presenting or show-level sponsorships of high visibility events such as The Taste of Chicago, Air & Water Show, Chicago Jazz Festival, Viva! Latin Music Festival and the Chicago Neighborhood Festivals. The company has also developed key community relations partnerships with numerous nonprofit organizations including The Chicago Children's Advocacy Center, Mercy Home for Boys & Girls, Gallery 37 and others.

U.S. Cellular is extremely excited about its entrance into the Chicago market. Since launching its brand in its hometown, U.S. Cellular has both met and exceeded its sales expectations, while increasing brand awareness by almost 45 percent. The company looks forward to enhancing its brand awareness and building on its successful launch in the future.


U.S. Cellular
November 12, 2002
CHICAGO CHILDRENS ADVOCACY CENTER $ 15,000.00
Fifteen Thousand Dollars and %/100
Donation

John E. Rooney presents Erin Sorenson, executive director of The Chicago Children's Advocacy Center, with a monetary donation.

U.S. Cellular partners with The Chicago Children's Advocacy Center

In celebration of its entrance into Chicago and to demonstrate its commitment to being a responsible hometown corporate citizen, U.S. Cellular donated $15,000 as well as 3,000 teddy bears to The Chicago Children's Advocacy Center, a center for sexually abused children. The facility houses staff from agencies with primary responsibility for investigating abuse-related crimes against children: the Chicago Police Department, Illinois Department of Children and Family Services and Cook County State's Attorney's Office. The Center also has a pediatric medical clinic operated by the Cook County Bureau of Health Services. The nonprofit organization was founded in 1998 and estimates that 3,000 new children pass through its doors every year.


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ony Ericsson

OPERATIONS

U.S. Cellular is committed to being customers' first choice for superior wireless service. The company's goal is to ensure that all current and potential customers have a positive experience with U.S. Cellular – as evidenced by our industry–leading customer retention record.

From our "high–tech, high–touch" retail stores, enhanced Web site and expanded toll–free telesales support, U.S. Cellular is committed to connecting with our customers wherever and whenever they do business.

U.S. Cellular ended 2002 with nearly 500 retail stores and kiosks, as well as almost 1,800 authorized agent locations. The company continued the process of remodeling its retail locations nationwide to reflect its brand image and improve the sales experience for current and potential customers. The agent distribution channel maintained an important role and is an effective complement to our retail sales force.

This year, the company implemented several strategic initiatives to optimize the customer experience:

- U.S. Cellular created a specialized business–to–business customer support team to work closely with business customers and high–value market segments to understand their business needs and offer products, services and rate plans suited to their lifestyles.

- U.S. Cellular introduced Pilot – a new merchandise management system – to its retail stores and agent locations. Pilot assists in product selection and stock quantities, handles inventory related to sales transactions and physical inventory, as well as tracks product and accessory movement. With Pilot, retail stores and agent locations will receive replenished inventory from the company's National Distribution Center, allowing them to meet customers' needs with excellence.

- The company also implemented AIM, an Internet–based interface to the C.A.R.E.S. (Customer Acquisition and Retention System) billing system used by the company's authorized agent channel. The introduction of this system streamlined and automated all customer activation and service maintenance processes. By year-end, approximately 82 percent of all customer activations by U.S. Cellular's authorized agent channel utilized this system. In 2003, the company plans to offer AIM in its kiosk locations.

- In early 2002, U.S. Cellular announced the creation of two National Financial Services Centers located in Tulsa, Okla., and Madison, Wis., which centralized all financial services operations for the company nationwide. The new centers were established in response to rapid customer growth and U.S. Cellular's goal to implement the latest technologies for outbound calling and billing resolution systems.

In 2003, U.S. Cellular will continue to expand its distribution channels, particularly in the Midwest region, as well as strengthen its exclusive authorized agent network. Through these efforts, the company will continue to connect with customers nationwide and enhance their wireless shopping experience.


U.S. Cellular

Pictured left to right: Martin King, John Hill and Marc Brooks of Urban Media Group.

U.S. Cellular signs Urban Media Group as exclusive authorized agent

To support its entrance into Chicago, U.S. Cellular signed an agreement with Urban Media Group, LLC, to expand its exclusive agent network throughout the Chicagoland area. This investment in U.S. Cellular's agent sales force reflects a continued commitment to the company's growing agent distribution channel.

Under the terms of the agreement, U.S. Cellular worked with Urban Media Group to open two locations in the Chicagoland community, with six additional agent locations planned for 2003. The stores reflect U.S. Cellular's "high–tech, high–touch" retail branding strategy and ongoing commitment to provide convenient locations offering products and services of value to our customers.



NETWORK OPERATIONS

U.S. Cellular continues to expand and upgrade its network to meet the changing wireless needs of today's customers by providing exactly what they expect from their wireless company – advanced technologies, enhanced coverage areas, and new wireless products and services.

To meet these demands and position the company for future growth, U.S. Cellular began converting all of its wireless systems to Code Division Multiple Access (CDMA) 1XRTT technology in late 2002. This technology enhancement provides a faster, more streamlined way for U.S. Cellular customers to access information and advanced data applications via their wireless phones, and allows for enhanced voice capacity and improved call coverage and clarity.

In 2002, U.S. Cellular successfully deployed this advanced wireless technology throughout Illinois, Indiana, Iowa and Wisconsin. The company plans to enhance its digital network throughout areas of the southwestern and northeastern United States as well as in newly acquired markets like Omaha, Neb., and Fort Wayne, Ind., beginning next year. U.S. Cellular plans to complete its conversion to CDMA 1XRTT nationwide by late 2004.

As customer demand for digital service continues to rise, U.S. Cellular is constantly identifying ways to enhance its network. The company has contracted with multiple equipment vendors for advanced digital wireless switching equipment and related infrastructure support. These network enhancements will help drive customer satisfaction and growth, improve network efficiencies, and position the company for next generation data services.

During the conversion and beyond, U.S. Cellular will continue to support its customers using analog or Time Division Multiple Access (TDMA) technology. This year, U.S. Cellular invested nearly $700 million in its wireless network to support the conversion and built more than 430 cell sites across its markets, bringing the total number of cell sites to more than 3,900 nationwide. In 2003, the company plans to build almost 550 additional cell sites across the nation.

U.S. Cellular also announced its plans to construct a new Network Operations Center (NOC) in the Chicagoland area in early 2003. Through the use of sophisticated computer technology, technicians at the NOC will monitor U.S. Cellular's cell sites and network performance to ensure the highest quality of uninterrupted wireless service to our customers.

CUSTOMER SERVICE & INFORMATION SERVICES

U.S. Cellular operates on a customer satisfaction strategy by delivering superior wireless products, services, and outstanding support through our knowledgeable, friendly and accessible wireless experts.

These associates undergo weeks of intensive customer service training and are dedicated to achieving total customer satisfaction. This year, Customer Care Center associates across all levels of the organization participated in leadership training that focused on the company's renewed customer focus and team management philosophy. This strong focus on customer satisfaction earned U.S. Cellular the wireless industry's highest rating in customer service in the Boston–based Yankee Group's 2002 Mobile User Survey.

To ensure all associates were equipped with the tools they needed to deliver the highest quality of service to our customers, the company redesigned its online customer service reference system, and streamlined its information services and customer service support functions via the following initiatives:

- Improved interactive voice response technology – Enhancements to this service provided customers with secure and immediate telephone access to their account information and unused monthly minutes as well as automated confirmation of bill payments made over the telephone by credit card.

- Enhanced C.A.R.E.S. billing system – Improvements to the customer service and billing system streamlined operational and financial efficiencies and enabled associates to perform additional customer account analyses, easily access customer account information and respond to complex customer inquiries more quickly.

- Increased Pro–Call support – This realigned customer support team placed outbound calls to welcome new customers and contacted existing customers to educate them on new or expanded services, conduct annual rate plan analysis or trouble shoot technical issues.

- Expanded Customer Care Center in Milwaukee – To support its brand launch into Chicago, U.S. Cellular expanded its Customer Care Center in Milwaukee, Wis., adding nearly 270 positions and increasing the total number of Customer Care Center associates at the facility to almost 600.





MARKETING

U.S. Cellular is dedicated to providing customers with products, services and rate plans they want and expect from their wireless service provider.

To fully understand our customers' needs, the company conducted market research, focus groups and surveys to ask customers' opinions on a variety of topics including brand awareness, pricing, advertising, promotions, network quality, customer loyalty and product distribution. Based on customer feedback, U.S. Cellular introduced a new national pricing strategy focused on building customer relationships through superior service and value. In addition, the company introduced new vertical service promotions that resulted in increased revenue and customer satisfaction, while decreasing customer defection.

In 2002, the company responded to our customers' needs with the following wireless products and expanded services:

- Downloadable Data Services – U.S. Cellular began testing a new wireless data platform in Knoxville, Tenn., that enables customers to access e-mail, play games, instant message friends and family, and utilize business productivity tools via their wireless phones. U.S. Cellular will rely on feedback received from customers participating in the trial to tailor its wireless data service applications prior to offering them nationwide in 2003.

- Enhanced TalkTracker® prepaid service – The company teamed with Western Union to provide its prepaid customers with the freedom and convenience to refill their minutes at any of Western Union's 40,000 agent locations nationwide. TalkTracker was also enhanced to enable prepaid customers to roam in areas not served by U.S. Cellular.

- Mobile Messaging – Enhancements to the company's Mobile Messaging service brought new meaning to anytime, anywhere communication by enabling U.S. Cellular customers to send and receive text messages from various wireless service providers' customers.

- Voice Services – This year, U.S. Cellular introduced a new family of products that includes voice activated dialing and voice information services. Voice activated dialing enables a customer to place calls easily and safely by saying a phone number or a name stored in his or her phone's address book. Voice information services enable customers to access personalized voice information such as stock quotes, sports, weather, horoscopes, and more via their wireless handsets.

The company also reaffirmed its commitment to key market segments by launching several marketing programs targeting teens and college students, as well as introducing its teen Web site, *giveashout.com*.

In addition, the company integrated advertising and marketing programs and created collateral targeting the Hispanic community.

BUILDING CUSTOMER LOYALTY

Acquiring new customers and retaining existing customers are keys to profitable growth for U.S. Cellular. In 2002, the company began developing a customer value management strategy that will help U.S. Cellular better position itself in the wireless marketplace by monitoring and responding to those factors that influence customer behavior and purchasing patterns – namely products, services, company relationships, image and price. Based on customer feedback, U.S. Cellular will continue to develop products, services and targeted marketing programs designed to meet each customer segment's needs.



Joan Cusack, U.S. Cellular's national spokesperson.

U.S. Cellular signs Joan Cusack as national spokesperson

In 2002, Chicago native and critically-acclaimed actress Joan Cusack was selected as U.S. Cellular's national celebrity spokesperson, appearing in a variety of television, radio and print advertisements that communicate the company's customer friendly approach and superior products and services.

The national advertisements, which began running in the fall, are designed to increase U.S. Cellular's brand awareness by focusing heavily on Cusack's personality to convey the company's commitment to customer satisfaction. U.S. Cellular continually differentiates itself from the wireless competition by providing consumers with superior customer service, an area where the company has won numerous national and local awards.


U.S. Cellular prese
V.A.L.O.R.
(Veterans and Loved Ones Reco
USS NEW JERSEY
BB-62

COMMUNITY RELATIONS

U.S. Cellular has a strong legacy of connecting with the communities we serve. In 2002, the company reaffirmed its commitment to community outreach with the introduction of the "Connecting With Our Communities Program℠," a multi–faceted philanthropic initiative that awards charitable contributions and associate matched gifts to organizations that address the needs of our communities nationwide.

Through this program, the company awarded nearly 200 grants to nonprofit organizations that support the following targeted areas of concern: arts and culture, civic and community, education, environment, and health and human services.

To further demonstrate U.S. Cellular's role as a strong community partner, the company and our associates were directly involved in a large number of community initiatives aimed at enhancing the quality of life throughout our markets. Our support included donations of airtime and wireless equipment, monetary contributions, and volunteer time to a wide variety of community programs, including:

- C.A.R.E.℠ (Community Action Recycling Effort℠) – a community outreach program through which the company asks customers and associates nationwide to donate their used wireless phones for a good cause. Last year, nearly 33,000 wireless phones were brought into U.S. Cellular retail stores and authorized agent locations to help raise money for the Families of Freedom Scholarship Fund, which provides educational assistance for post-secondary study to financially needy dependents of those killed or permanently disabled in the September 11, 2001 terrorist attacks on our nation.

- My America℠ – a coloring contest that acknowledges and celebrates diversity throughout the United States by asking children throughout the company's communities to creatively depict their visions of our country.

- V.A.L.O.R.℠ (Veterans and Loved Ones Reconnect℠) – a grassroots program that honors the courage and devotion of U.S. veterans by offering former military personnel the opportunity to make free wireless phone calls to their friends, families and former service personnel on Veterans Day and Memorial Day.

- Wireless Road Rules℠ for Teens – a community outreach program that proactively addresses the issue of driver distraction and wireless phone safety while driving among teens. Using eight wireless phone safety principles, U.S. Cellular brought this program to high schools, driver's education classes and community centers nationwide, sending the message that safety does, and always should, come first when driving an automobile.

In addition, the company continued to support community relations initiatives that matter most to our customers, including programs that provide assistance to the homeless, victims of domestic violence and elder abuse, as well as offer wireless safety education for children, support crime prevention and aid in disaster relief efforts.



U.S. Cellular's 2002 VITA Award winners.

Honoring U.S. Cellular's "Wireless Samaritans"

In 2002, U.S. Cellular customers Kendall Hadley of Sumner, Maine; Barbara Meyer of Fairfield, Iowa; Opal Mosley of McAlester, Okla.; and Justin Goekler of Fort Bragg, Calif., were honored with the Cellular Telecommunications & Internet Association's (CTIA) VITA Wireless Samaritan Award. Each of these customers were nominated by U.S. Cellular and received the awards for acting as "Wireless Samaritans," as each used his or her wireless phone to call for help and/or save a life during an emergency situation. In recognition of their wireless heroic acts, they were invited to join U.S. Cellular's executive leaders at the CTIA's Wireless Foundation Annual Achievement Awards Dinner in Washington, D.C., tour Capitol Hill and meet with Congressional and wireless industry representatives.



BOARD OF DIRECTORS

Seated *(left to right):*

LeRoy T. Carlson, Jr., 56
Chairman and Director; President, Chief Executive Officer and Director – Telephone and Data Systems, Inc.

John E. Rooney, 60
President, Chief Executive Officer and Director – U.S. Cellular

Sandra L. Helton, 53
Director; Executive Vice President, Chief Financial Officer and Director – Telephone and Data Systems, Inc.

Walter C.D. Carlson, 49
Director; Chairman of the Board – Telephone and Data Systems, Inc. and Partner – Sidley Austin Brown & Wood (Attorneys-at-Law)

Standing *(left to right):*

J. Samuel Crowley[(1)*] [(2)**], 52
Director; Senior Vice President – New Ventures, Michaels Stores, Inc.

Kenneth R. Meyers, 49
Director; Executive Vice President – Finance (Chief Financial Officer) and Treasurer – U.S. Cellular

LeRoy T. Carlson, 86
Director; Chairman Emeritus and Director – Telephone and Data Systems, Inc.

Paul-Henri Denuit[(1)] [(2)**], 68
Director; Private Investor

CORPORATE MANAGEMENT GROUP



Jay M. Ellison, 50
Executive Vice President – Operations



Michael S. Irizarry, 41
Executive Vice President – Engineering and Chief Technical Officer



Karen S. Kirwan, 40
Executive Vice President – Information Services and Chief Information Officer



Kenneth R. Meyers, 49
Executive Vice President Finance (Chief Financial Officer) and Treasurer



Don P. Crockford, 63
Senior Vice President – Human Resources



Rochelle J. Boersma, 46
Vice President – Sales Operations



Alan D. Ferber, 35
Vice President – Marketing



Hichem H. Garnaoui, 3
Vice President – Nationa
Network Operations



Brenda S. Heinrich, 44
Vice President – Customer Service



Leon J. Hensen, 55
Vice President – Midwest Operations



Conrad J. Hunter, 45
Vice President – East Operations



James R. Jenkins, 42
Vice President – External Affairs



Karen C. Johnson, 36
Vice President – Business Development – Government Relations



Bernard J. Kocanda, 51
Vice President – Business Support Services



Frank A. Marino, 55
Vice President – West Operations



Katherine Hust Schrank, 41
Vice President – Central Operations



Thomas S. Weber, 42
Vice President and Controller

Barrett A. Toan, 55
Director; Chairman of the Board, President and Chief Executive Officer – Express Scripts, Inc.

Harry J. Harczak, Jr.(1), 46
Director; Executive Vice President – Sales – CDW

(1) Audit Committee
(2) Stock Option Compensation Committee
* denotes chairperson
** denotes co-chairperson

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in wireless markets throughout the United States. The Company is an 82.2%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and footnotes included herein and the description of the Company's business included in Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

The Company owned either majority or minority interests in 175 cellular markets and 35 personal communication service ("PCS") markets at December 31, 2002, representing 42,045,000 population equivalents ("pops"). The numbers reported for pops do not duplicate the number of pops in any overlapping areas owned by the Company and are calculated by multiplying the total population of each licensed area in which the Company has an interest by the Company's ownership percentage of such licensed area. In the case of the acquisition of a market that overlaps a previously existing market, only the incremental, non-overlapping pops acquired are added to the number of pops reported by the Company.

The Company included the operations of 143 majority-owned cellular markets and six PCS markets which have begun marketing activities and have signed up customers for service ("operational markets"), representing 35.6 million pops, in consolidated operations ("consolidated markets") as of December 31, 2002. The total population of the Company's operational consolidated markets, as used to calculate market penetration, is 36.6 million. Minority interests in 26 cellular markets, representing 2.0 million pops, were accounted for using the equity method and were included in investment income at that date. All other cellular interests were accounted for using the cost method. The Company owns, outright and through joint ventures ("JVs"), interests in 29 other PCS markets, representing 4.4 million pops; these markets were not operational as of December 31, 2002.

RESULTS OF OPERATIONS

Following is a table of summarized operating data for the Company's consolidated operations.

	Year Ended or At December 31,		
	2002	2001	2000
Total market population (in thousands)(1)	36,568	25,670	24,912
Customers	4,103,000	3,461,000	3,061,000
Market penetration	11.22%	13.48%	12.29%
Markets in operation	149	142	139
Total employees	6,100	5,150	5,250
Cell sites in service	3,914	2,925	2,501
Average monthly service revenue per customer	$ 47.25	$ 46.28	$ 49.21
Postpay churn rate per month	1.8%	1.7%	1.8%
Marketing cost per gross customer addition	$ 365	$ 322	$ 330

(1) Represents 100% of the population of the operational licensed areas in which the Company has a controlling financial interest for financial reporting purposes. Calculated using Claritas population estimates for 2001, 2000 and 1999, respectively. "Total market population" is used only for the purposes of calculating market penetration and is not related to "pops," as previously defined.

The Company's operating income, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, declined 11% in 2002 from 2001 and increased 9% in 2001 from 2000. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002, and ceased the amortization of license costs and goodwill on that date. The Company determined that no impairment charge was required upon the completion of the initial impairment review required under SFAS No. 142. Amortization of license costs and goodwill totaled $36.5 million in 2001 and $33.8 million in 2000.

In 2002, growth in the Company's customer base and revenues and a reduction in amortization of intangibles were offset by increases in all other operating expense captions that were larger than the growth in operating revenues. In 2001, growth in the Company's customer base and revenues were partially offset by increased system operations and general and administrative expenses.

Operating revenues, driven by 19% and 13% increases in customers served in 2002 and 2001, respectively, rose $289.6 million, or 15%, in 2002 and $178.2 million, or 10%, in 2001. Operating income decreased $36.0 million, or 11%, in 2002 and increased $24.9 million, or 9%, in 2001.

Investment and other income decreased $307.7 million in 2002 and $70.7 million in 2001, respectively. In 2002, the decrease was primarily due to the $295.5 million in losses recorded related to certain investments. In 2000, there were gains on cellular and other investments totaling $96.1 million; there were no such gains in 2001. Net income and diluted earnings per share decreased $188.2 million and $2.16, respectively, in 2002 and $19.0 million and $0.23, respectively, in 2001.

On August 7, 2002, the Company completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC ("Chicago 20MHz") from PrimeCo Wireless Communications LLC ("PrimeCo"). The purchase price was approximately $618 million, including working capital and other adjustments. Chicago 20MHz operates a wireless system in the Chicago Major Trading Area ("MTA"). Chicago 20MHz is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago MTA (excluding Kenosha County, Wisconsin) covering 13.2 million pops.

The Company has been transitioning the operations of Chicago 20MHz from PrimeCo to U.S. Cellular since the acquisition date in August 2002, and is reorganizing its operations to increase efficiency. The Company launched its "U.S. Cellular" brand in the Chicago 20MHz licensed area in the fourth quarter of 2002. In conjunction with this brand launch, the Company has incurred additional costs for advertising and customer care in 2002 and plans to continue to incur such costs in 2003. Additionally, the Company plans to invest approximately $90 million in capital expenditures during the first year following the Chicago 20MHz acquisition, $65 million of which had been spent in 2002. These capital investments will improve coverage in the Chicago 20MHz network, including an upgrade of the current CDMA system to 1XRTT, and will enhance the Company's marketing distribution in the Chicago market.

The Company's consolidated financial statements include the assets and liabilities of Chicago 20MHz and the results of operations since August 7, 2002. The Chicago 20MHz results of operations included in the Company's consolidated financial statements were as follows:

(Dollars in thousands)	August 7-December 31, 2002
Operating Revenues	
Retail service	$ 64,735
Inbound roaming	376
Long-distance and other	3,394
Service Revenues	68,505
Equipment sales	7,553
Total Operating Revenues	76,058
Operating Expenses	
System operations	15,694
Marketing and selling	42,304
Cost of equipment sold	19,576
General and administrative	40,355
Depreciation	16,871
Amortization of intangibles	7,425
Total Operating Expenses	142,225
Operating (Loss)	$ (66,167)

Operating Revenues

Operating revenues increased $289.6 million, or 15%, in 2002 and $178.2 million, or 10%, in 2001. The operating revenues of Chicago 20MHz for the period from the acquisition date through December 31, 2002, totaling $76.1 million, are included in the Company's 2002 operating revenues.

Service revenues primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's retail customers ("retail service"); (ii) charges to other wireless carriers whose customers use the Company's wireless systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues increased $272.5 million, or 15%, in 2002, and increased $172.5 million, or 10%, in 2001. The increases in both years were primarily due to the growing number of retail customers. In 2002, the acquisition of Chicago 20MHz increased service revenues by $68.5 million. Monthly service revenue per customer averaged $47.25 in 2002, $46.28 in 2001 and $49.21 in 2000.

Retail service revenue increased $273.8 million, or 19%, in 2002 and $180.7 million, or 15%, in 2001. Growth in the Company's customer base was the primary reason for the increase in retail service revenue in both years. Also, in 2002, average monthly retail service revenue per customer increased, contributing to the absolute growth in retail service revenue. Average monthly retail service revenue per customer increased 6% to $37.86 in 2002, and declined 2% to $35.68 in 2001. In 2002, the acquisition of Chicago 20MHz increased retail service revenue by $64.7 million.

Management anticipates that growth in the customer base in the Company's cellular markets will continue at a slower pace in the future, primarily as a result of the increased number of competitors in its markets and continued penetration of the consumer market. As the Company expands its operations in Chicago and into other PCS markets in 2003 and 2004, it anticipates adding customers and revenues in those markets, increasing its overall customer and revenue growth rates.

Monthly local retail minutes of use per customer averaged 304 in 2002, 216 in 2001 and 157 in 2000. The increases in monthly local retail minutes of use in both years were driven by the Company's focus on designing incentive programs and rate plans to stimulate overall usage. The impact on retail service revenue of these increases was partially offset by decreases in average revenue per minute of use in both years. Management anticipates that the Company's average revenue per minute of use will continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Inbound roaming revenue decreased $16.9 million, or 6%, in 2002 and $20.1 million, or 7%, in 2001. The declines in inbound roaming revenue in both years resulted from the decrease in revenue per roaming minute of use on the Company's systems, partially offset by an increase in roaming minutes used. The increases in inbound roaming minutes of use in both years were primarily driven by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

Management anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to two factors:

- newer customers may roam less than existing customers, reflecting further penetration of the consumer market; and
- as wireless operators expand service in the Company's markets, the Company's roaming partners may switch their business to these operators.

Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Long-distance and other revenue increased $15.6 million, or 11%, in 2002 and $11.9 million, or 9%, in 2001 as the volume of long-distance calls billed by the Company increased in both years, primarily from inbound roamers using the Company's systems to make long-distance calls. This effect was partially offset in both years by price reductions primarily related to long-distance charges on roaming minutes of use as well as the Company's increasing use of pricing plans for its customers which include long-distance calling at no additional charge. In 2002, the acquisition of Chicago 20MHz increased long-distance and other revenue by $3.4 million.

Equipment sales revenues increased $17.1 million, or 25%, in 2002 and $5.7 million, or 9%, in 2001. In 2002, the increase in equipment sales revenues reflects a change in the Company's method of distributing handsets to its agent channel. Beginning in the second quarter of 2002, the Company began selling handsets to its agents at a price approximately equal to the Company's cost. Previously, the Company's agents purchased handsets from third parties. Selling handsets to agents enables the Company to provide better control over handset quality, set roaming preferences and pass along quantity discounts. Management anticipates that the Company will continue to sell handsets to agents in the future, and that it will continue to provide rebates to agents who sell handsets to new and current customers.

Equipment sales revenue is recognized upon delivery of the related products to the agents, net of any anticipated agent rebates. In most cases, the agents receive a rebate from the Company at the time these agents sign up a new customer or retain a current customer.

Handset sales to agents, net of all rebates, increased equipment sales revenues by approximately $20.8 million during 2002. Excluding those revenues, equipment sales would have decreased $3.7 million, or 5%, from 2001. Gross customer activations, the primary driver of equipment sales revenues, increased 14% in 2002. The decrease in revenues is primarily attributable to lower revenue per handset in 2002, reflecting declining handset prices and the reduction in sales prices to end users as a result of increased competition. In 2002, the acquisition of Chicago 20MHz increased equipment sales revenue by $7.6 million.

In 2001, the increase primarily reflects the recognition in equipment sales revenues of $5.2 million of previously deferred activation fees. In 2000, these activation fees were recorded in retail service revenues.

Operating Expenses

Operating expenses increased $325.7 million, or 21%, in 2002 and $153.3 million, or 11%, in 2001. The operating expenses of Chicago 20MHz for the period from the acquisition date through December 31, 2002, totaling $142.2 million, are included in the Company's consolidated operating expenses.

System operations expenses increased $71.6 million, or 17%, in 2002 and $70.6 million, or 20%, in 2001. System operations expenses include charges from other telecommunications service providers for the Company's customers' use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of the Company's network, long-distance charges and outbound roaming expenses. The increases in system operations expenses in both years were due to the following factors:

- 26% and 17% increases, respectively, in the average number of cell sites within the Company's systems, as the Company continues to expand and enhance coverage in its service areas; and
- increases in minutes of use both on the Company's systems and by the Company's customers using other systems when roaming.

The ongoing reduction both in the per-minute cost of usage on the Company's systems and in negotiated roaming rates partially offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

- the cost of minutes used on the Company's systems increased $33.9 million, or 38%, in 2002 and $12.2 million, or 16%, in 2001;
- maintenance, utility and cell site expenses increased $28.1 million, or 27%, in 2002 and $19.6 million, or 24%, in 2001; and
- expenses incurred when the Company's customers used other systems when roaming increased $9.6 million, or 4%, in 2002 and $38.8 million, or 21%, in 2001.

In 2002, the acquisition of Chicago 20MHz increased system operations expenses by $15.7 million. These Chicago 20MHz expenses are included in the components of the 2002 increases indicated above.

In total, management expects system operations expenses to increase over the next few years, driven by the following factors:

- increases in the number of cell sites within the Company's systems as it continues to add capacity and enhance quality in all markets, and begins startup activities in new PCS markets; and
- increases in minutes of use, both on the Company's systems and by the Company's customers on other systems when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on the Company's systems and in negotiated roaming rates. As the Chicago area has historically been the Company's customers' most popular roaming destination, management anticipates that the integration of Chicago 20MHz into its operations will result in an increase in minutes of use by the Company's customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by the Company's customers on other systems. Such a shift in minutes of use should reduce the Company's per-minute cost of usage in the future.

Marketing and selling expenses increased $71.6 million, or 24%, in 2002 and decreased $6.5 million, or 2%, in 2001. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. The increase in 2002 was primarily due to the following factors:

- enhancements made to the Company's merchandise management and telesales processes and the development of data services strategies, which resulted in a $25.7 million increase in 2002; and
- a $25.7 million increase in advertising costs, primarily related to the Chicago 20MHz brand launch.

In 2002, the acquisition of Chicago 20MHz increased marketing and selling expenses by $42.3 million. These Chicago 20MHz expenses are included in the components of the 2002 increases indicated above.

Also in 2002, the Company changed its accounting for commissions expenses, reflecting a change in its application of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Effective January 1, 2002, the Company began deferring expense recognition of a portion of its commissions expenses, equal to the amount of activation fees revenue deferred. The Company recognizes the related commissions expense over the average customer service period, currently estimated to be 48 months. This change resulted in a reduction in marketing and selling expenses of $2.8 million in 2002. Pursuant to this change, beginning in 2002 the implementation of SAB No. 101 results in better matching for purposes of reporting operating income, net income and diluted earnings per share, as equivalent amounts of revenue and expense are deferred and amortized. See "Cumulative Effect of a Change in Accounting Principle" for more information on the impact of SAB No. 101 on the Company's results.

The decrease in marketing and selling expenses in 2001 was primarily due to a 5% decrease in the number of gross customer activations.

Also, during the second half of 2001, the Company changed certain agent compensation plans to reduce the base commission payment and include future residual payments to agents. Such residual payments recognize the agent's role in providing ongoing customer support, promote agent loyalty and encourage agent sales to customers who are more likely to have greater usage and remain customers for a longer period of time. As a greater percentage of the Company's customer base becomes activated by agents receiving residual payments, it is possible that the Company's aggregate residual payments to agents may grow by a larger percentage than the growth in the Company's gross customer activations.

Cost of equipment sold increased $61.3 million, or 49%, in 2002 and decreased $15.6 million, or 11%, in 2001. The increase in 2002 is primarily due to the $55.8 million in handset costs related to the sale of handsets to agents beginning in the second quarter of 2002. Also in 2002, the acquisition of Chicago 20MHz increased cost of equipment sold by $19.6 million. Excluding these factors, cost of equipment sold decreased by $14.1 million, or 11%, in 2002. This decrease primarily reflects reduced per unit handset prices, partially offset by a 14% increase in gross customer activations. The decrease in cost of equipment sold in 2001 reflects the decline in unit sales related to the 5% decrease in gross customer activations as well as reduced per unit handset prices.

Marketing cost per gross customer activation ("CPGA"), which includes marketing and selling expenses and the components of equipment subsidies less agent rebates related to customer retention, totaled $365 in 2002, $322 in 2001 and $330 in 2000. Agent rebates related to the retention of current customers totaled $14.6 million in 2002. Due to the impact of such agent rebates, in 2002 CPGA is not calculable using financial information derived directly from the statement of operations. Future CPGA calculations will also be impacted by the effects of agent rebates related to customer retention.

General and administrative expenses increased $70.7 million, or 16%, in 2002 and $69.9 million, or 19%, in 2001. These expenses include the costs of operating the Company's customer care centers, the costs of serving and retaining customers and the majority of the Company's corporate expenses. The increase in 2002 is primarily due to the following factors:

- a $35.0 million increase in bad debt expense and
- an increase in customer service-related expenses as a result of the 19% increase in the Company's customer base.

In 2002, the acquisition of Chicago 20MHz increased general and administrative expenses by $40.4 million. These Chicago 20MHz expenses are included in the components of the 2002 increases indicated above.

In 2001, the increase in general and administrative expenses was primarily due to the following factors:

- a $27.8 million, or 18%, increase in administrative employee-related expenses;
- a $9.8 million, or 16%, increase in customer retention costs; and
- an increase in customer service-related expenses as a result of the 13% increase in the Company's customer base.

The Company anticipates that customer retention expenses will increase in the future as it changes to a single digital technology platform and certain customers will require new handsets. A substantial portion of these customer retention expenses are anticipated to be agent rebates, which are recorded as a reduction of equipment sales revenues.

Monthly general and administrative expenses per customer totaled $11.70 in 2002, $11.01 in 2001 and $10.85 in 2000. General and administrative expenses represented 24% of service revenues in 2002 and 2001 and 22% in 2000.

Depreciation expense increased $74.6 million, or 31%, in 2002 and $31.4 million, or 15% in 2001. The increases in both years reflect rising average fixed asset balances, which increased 31% in 2002 and 20% in 2001. Increased fixed asset balances in both 2002 and 2001 resulted from the following factors:

- the addition of new cell sites built to improve coverage and capacity in the Company's markets;
- the addition of digital radio channels to the Company's network to accommodate increased usage;
- upgrades to provide digital service in more of the Company's service areas; and
- investments in the Company's billing and office systems.

See "Financial Resources and Liquidity – Liquidity and Capital Resources" for further discussion of the Company's capital expenditures.

In 2002, the acquisition of Chicago 20MHz increased depreciation expense by $16.9 million. In addition, depreciation expense increased $15.0 million in 2002 to reflect the writeoff of certain analog radio equipment based on fixed asset inventory reviews performed during the year. Also in 2002, the Company began migrating its network to a single digital equipment platform, which increased fixed asset balances during the second half of the year.

Amortization of licenses, deferred charges and customer lists decreased $24.2 million, or 38%, in 2002 and increased $3.5 million, or 6%, in 2001. In accordance with SFAS No. 142, effective January 1, 2002, the Company no longer amortizes previously recorded goodwill and intangible assets with indefinite lives. These assets will be subject to periodic impairment tests, which will be conducted annually or more often if necessary. No impairment charge was required to be recorded upon the completion of the initial impairment review. In 2001 and 2000, amortization of these intangibles totaled $36.5 million and $33.8 million, respectively. In 2002, the acquisition of Chicago 20MHz increased amortization of intangibles by $7.4 million.

Operating Income

Operating income decreased $36.0 million, or 11%, in 2002 and increased $24.9 million, or 9%, in 2001. The operating income margins (as a percent of service revenues) were 13.4% in 2002, 17.4% in 2001 and 17.7% in 2000. Excluding the effect of SFAS No. 142 on amortization of intangibles, operating income would have decreased $72.5 million, or 21%, in 2002 and increased $27.5 million, or 8%, in 2001. Excluding amortization of intangibles related to licenses and goodwill, the operating income margins in 2001 and 2000 would have been 19.4% and 19.7%. Excluding the operations of Chicago 20MHz, 2002's operating income would have been $347.3 million, a $30.1 million, or 9%, increase from 2001, and the operating income margin would have been 17.1%.

The decline in operating income and operating income margin in 2002 reflects the following:

- the acquisition and subsequent brand launch of Chicago 20MHz, which generated a $66.2 million operating loss in the period subsequent to its acquisition;
- increased system operations expenses, primarily driven by increases in the number of cell sites in and the number of minutes used on the Company's network;
- increased equipment subsidies, primarily due to the Company's practice of selling handsets to agents, which began in 2002; and
- increased depreciation expense, driven by an increase in average fixed assets and a writeoff of analog radio equipment.

These were partially offset by the following factors:

- increased service revenues, driven by growth in the number of customers served by the Company's systems and an increase in average monthly revenue per customer; and
- a decrease in amortization of intangibles due to the implementation of SFAS No. 142.

The increase in operating income in 2001 reflects increased revenues, driven by growth in the number of customers served by the Company's systems. This revenue growth was partially offset by increases in system operations expenses and general and administrative expenses related to growth in minutes of use and the cost to retain and serve customers, respectively.

The Company expects each of the above factors to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of the Company's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

Related to the Company's acquisition and subsequent transition of the Chicago 20MHz operations, the Company plans to incur additional expenses in 2003 as it competes in the Chicago market. Additionally, the Company plans to build out its network into other as yet unserved portions of its PCS licensed areas, and will begin marketing operations in those areas during 2003 and 2004. All expense categories will be affected by these startup and transition activities, and there is no assurance that the expenses incurred will result in any increase in revenues over the startup and transition periods. As a result, the Company's operating income and operating margins may decrease during 2003 and 2004.

The Company expects service revenues in its wireless markets to continue to grow during 2003; however, management anticipates that average monthly service revenue per customer will decrease, as retail service revenue per minute and inbound roaming revenue per minute of use decline. Additionally, the Company expects expenses related to its wireless markets to increase during 2003 as it incurs costs associated with customer growth, service and retention and fixed asset additions.

Management continues to believe there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Management anticipates that the impact of such seasonality will decrease in the future, particularly as it relates to operating expenses, as the proportion of full year customer activations derived from fourth quarter holiday sales is expected to decline.

Additionally, competitors licensed to provide wireless services have initiated service in many of the Company's markets over the past several years. The Company expects other wireless operators to continue deployment of their networks throughout all of the Company's service areas during 2003. Management continues to monitor other wireless communications providers' strategies to determine how additional competition is affecting the Company's results. The effects of additional wireless competition have significantly slowed customer growth in certain of the Company's markets. Coupled with the downturn in the nation's economy, the effect of increased competition has caused the Company's customer growth in these markets to be slower than expected over the past 18 months, although the Company's overall customer growth improved in the second half of 2002 due primarily to the acquisition and promotions associated with the brand launch of the Chicago market. Management anticipates that overall customer growth may be slower in the future, primarily as a result of the increase in competition in its markets and due to the maturation of the wireless industry. There is no assurance that the marketing efforts in the transition and startup markets will result in additional customer or revenue growth in the future.

Investment and Other Income (Loss)

Investment and other income (loss) totaled a loss of $293.6 million in 2002 and income of $14.1 million and $84.9 million in 2001 and 2000, respectively.

Gain (Loss) on marketable securities and other investments totaled a loss of $295.5 million in 2002 and a gain of $96.1 million in 2000. In 2002, the Company recognized other than temporary losses of $244.7 million on its investments in Vodafone AirTouch plc (ticker symbol "VOD") and

Rural Cellular Corporation (ticker symbol "RCCC"). In 2002, the Company recorded a $38.1 million writedown in the value of notes receivable related to the 2000 sales of certain minority interests. See "Critical Accounting Policies – Valuation of Notes Receivable" for more information regarding these notes receivable. The Company also recorded additional losses in 2002 of $8.5 million related to the withdrawal from a partnership in which it had owned an investment interest and $4.2 million related to the reduction in value of a land purchase option.

Investment income was $42.1 million in 2002, $41.9 million in 2001 and $43.7 million in 2000. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method.

Interest income totaled $4.4 million in 2002, $10.3 million in 2001 and $17.0 million in 2000. The decreases in 2002 and 2001 are primarily due to lower average cash balances.

(Loss) on extinguishment of debt totaled ($7.0) million in 2001 and ($36.9) million in 2000. In 2001, the Company satisfied $58.2 million face value ($25.4 million carrying value) of retired Liquid Yield Option Notes ("LYONs") by paying $32.0 million in cash to the holders. In 2000, the Company repurchased $40.8 million face value ($16.9 million carrying value) of LYONs and satisfied $111.8 million face value ($46.8 million carrying value) of retired LYONs by paying cash to the holders. In total, the Company paid $99.4 million in cash in 2000 to satisfy LYONs repurchases and retirements. The losses in each year resulted from the difference between the repurchase or retirement price, which approximated market value, and the accreted value of the LYONs repurchased or retired. These losses are not deductible for tax purposes.

Interest expense totaled $47.9 million in 2002, $35.2 million in 2001 and $36.6 million in 2000. Interest expense in 2002 is primarily related to LYONs ($8.9 million); the Company's 7.25% Notes (the "7.25% Notes") ($18.5 million); the Company's $500 million revolving credit facility with a series of banks (the "1997 Revolving Credit Facility") ($5.8 million); the Company's contracts with a series of banks related to its investment in variable prepaid forward contracts ("forward contracts") ($2.1 million); the Company's 9% Series A Notes (the "9% Series A Notes") ($4.6 million); the Company's 8.75% Senior Notes (the "8.75% Senior Notes") ($1.8 million); and the Company's 8.1% Note from TDS (the "Intercompany Note") ($3.5 million).

Interest expense in 2001 was primarily related to LYONs ($9.8 million); the 7.25% Notes ($18.5 million); and the 1997 Revolving Credit Facility ($5.1 million).

Interest expense in 2000 was primarily related to LYONs ($16.0 million), the 7.25% Notes ($18.5 million) and the 1997 Revolving Credit Facility ($1.0 million).

The LYONs are zero coupon convertible debentures which accrete interest at 6% annually, but do not require current cash payments of interest. All accreted interest is added to the outstanding principal balance on June 15 and December 15 of each year.

The Company's $250 million principal amount of 7.25% Notes are unsecured and become due in August 2007. Interest on the 7.25% Notes is payable semi-annually on February 15 and August 15 of each year.

The 1997 Revolving Credit Facility is a seven-year facility which was established in 1997. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 19.5 basis points (for a rate of 1.6% at December 31, 2002). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. The Company pays annual facility and administrative fees in addition to interest on any borrowings; these fees, which totaled $515,000 in 2002, are recorded as interest expense. Any borrowings outstanding in August 2004, the termination date of the 1997 Revolving Credit Facility, are due and payable at that time along with any accrued interest. As of December 31, 2002, the Company had $460 million of borrowings outstanding under the 1997 Revolving Credit Facility.

In May 2002, the Company entered into the forward contracts, which were negotiated with third parties relating to its investment in 10.2 million VOD American Depository Receipts ("ADRs"), hedging the market price risk with respect to these securities. Taken together, the forward contracts allowed the Company to borrow an aggregate of $159.9 million against the stock. The forward contracts bear interest, payable quarterly, at LIBOR plus 0.5% for a rate of 1.9% at December 30, 2002. See "Financial Resources and Liquidity" for further information on the forward contracts.

The 9% Series A Notes were issued to PrimeCo in a private placement and were due in August 2032. The notes were callable by the Company at the principal amount after five years. Interest was payable quarterly. The Company issued the $175 million principal amount of 9% Series A Notes in conjunction with the acquisition of Chicago 20MHz. In November 2002, the Company repurchased $129.8 million of the 9% Series A Notes with the proceeds of its 8.75% Senior Notes issuance. In January 2003, the Company repurchased the remaining $45.2 million of the 9% Series A Notes with borrowings from its revolving credit facilities. As a result of these repurchases, the 9% Series A Notes have been cancelled.

In November 2002, the Company sold $130 million of 8.75% Senior Notes. Interest is payable quarterly. The notes are callable by the Company, at the principal amount plus accrued and unpaid interest, at any time on and after November 7, 2007. The net proceeds of the 8.75% Senior Notes were used to repurchase $129.8 million of the 9% Series A Notes. The Company issued the 8.75% Senior Notes under the $500 million shelf registration statement on Form S-3 filed in May 2002.

The Intercompany Note from TDS, principal amount of $105 million, bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with no penalty for prepayment. This loan is subordinated to the Company's five-year credit facility, which provides up to $325 million in financing (the "2002 Revolving Credit Facility").

Income Taxes

Income tax expense (benefit) totaled a benefit of $7.5 million in 2002 and expense of $147.3 million in 2001 and $172.0 million in 2000. Excluding $112.2 million of income tax benefit in 2002 and $44.9 million of income tax expense in 2000 related to the gains and losses on marketable securities and other investments, the Company's effective tax rate was 37% in 2002, 44% in 2001 and 45% in 2000. In 2002, the Company reassessed the rate at which it provides for deferred taxes, lowering income tax expense by $8.4 million and the effective tax rate by 3%. See Note 2 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rate.

TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group.

For financial reporting purposes, the Company computes federal income taxes as if it were filing a separate return as its own affiliated group and not included in the TDS group.

Cumulative Effect of a Change in Accounting Principle

Cumulative effect of a change in accounting, net of tax added $4.1 million, or $0.05 per share, to income in 2002 and reduced income by $4.7 million, or $0.05 per share, in 2000. In 2002, the amount reflects the Company's change in its application of Staff Accounting Bulletin ("SAB") No. 101. Effective January 1, 2002, the Company began deferring expense recognition of a portion of its commissions expenses, in the amount of activation fees revenue deferred. The cumulative effect in 2002 represents the aggregate impact of this accounting change for periods prior to 2002. In 2000, the Company adopted SAB No. 101, deferring revenue recognition of certain activation and reconnection fees and recording the related revenue over periods from six to 48 months. The cumulative effect in 2000 represents the aggregate impact of this accounting change for periods prior to 2000.

Net Income (Loss)

Net income (loss) totaled a loss of $14.3 million in 2002 and income of $173.9 million in 2001 and $192.9 million in 2000. Diluted earnings (loss) per share was ($0.17) in 2002, $1.99 in 2001 and $2.22 in 2000. In 2002, reduced operating income, primarily related to the launch of U.S. Cellular's brand in Chicago 20MHz, and losses on marketable securities and other investments led to the decline in net income and diluted earnings per share from 2001.

Inflation

Management believes that inflation affects the Company's business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143 "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Throughout the useful life of the asset, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the asset's useful life. The Company has reviewed its contractual obligations under SFAS No. 143 and has determined that, based upon its historical experience with asset retirements, the impact of adopting this standard will not have a material effect on its financial position and results of operations.

Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45") was issued in November 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions in 2002 and will adopt the recognition and measurement provisions for guarantees issued or modified after December 31, 2002.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated cash from its operations, received cash proceeds from divestitures and used its short-term lines of credit to fund its network construction costs and operating expenses. The Company anticipates further increases in wireless customers, revenues, cash flows from operating activities and fixed asset additions in the future. Cash flows may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.

Cash flows from operating activities provided $620.1 million in 2002, $440.3 million in 2001 and $521.3 million in 2000. Income excluding adjustments to reconcile income (loss) to net cash provided by operating activities, excluding proceeds from litigation settlement and changes in assets and liabilities from operations ("noncash" items) totaled $599.9 million in 2002, $505.0 million in 2001 and $418.1 million in 2000. Proceeds from litigation settlement provided $42.5 million in 2000. Changes in assets and liabilities from operations provided $20.2 million in 2002, required $64.7 million in 2001 and provided $60.8 million in 2000, reflecting primarily timing differences in the payment of accounts payable and the receipt of accounts receivable. Income taxes and interest paid totaled $69.9 million in 2002, $154.0 million in 2001 and $128.2 million in 2000.

The following table is a summary of the components of cash flows from operating activities.

	Year Ended December 31,		
(Dollars in thousands)	2002	2001	2000
Net income (loss)	$ (14,288)	$ 173,876	$ 192,907
Noncash items included in net income (loss)	614,225	331,165	225,187
Income excluding noncash items	599,937	505,041	418,094
Proceeds from litigation settlement	—	—	42,457
Changes in assets and liabilities from operations	20,143	(64,693)	60,779
	$ 620,080	$ 440,348	$ 521,330

Cash flows from investing activities required $1,099.6 million in 2002, $671.8 million in 2001 and $321.7 million in 2000. Cash required for property, plant and equipment and system development expenditures totaled $730.6 million in 2002, $503.3 million in 2001 and $305.4 million in 2000. These expenditures were financed primarily with internally generated cash and borrowings from the Company's revolving credit facilities. These expenditures represent the construction of 437, 377 and 224 cell sites in 2002, 2001 and 2000, respectively, as well as other plant additions. In 2002, these plant additions included approximately $215 million for the migration to a single digital equipment platform, and in all three years they included the addition of digital radio channels to accommodate increased usage and costs related to the development of the Company's billing and office systems. Other plant additions in all three years included significant amounts related to the replacement of retired assets and the changeout of analog equipment for digital equipment.

Acquisitions, excluding cash received in all three years and notes issued to the sellers of Chicago 20MHz in 2002, required $452.9 million in 2002, $186.3 million in 2001 and $108.7 million in 2000. Cash distributions from wireless entities in which the Company has an interest provided $28.9 million in 2002, $14.8 million in 2001 and $20.6 million in 2000. In 2002, the Company was refunded $56.1 million of its deposit with the Federal Communications Commission ("FCC") related to the January 2001 FCC spectrum auction. In 2000, the Company received net cash proceeds of $73.0 million related to the sales of wireless and other investments.

Cash flows from financing activities provided $465.5 million in 2002, $136.1 million in 2001 and required $273.1 million in 2000. In 2002, the Company received $159.9 million from the forward contracts, $129.8 million net proceeds from the 8.75% Senior Notes offering and $105.0 million from TDS through the Intercompany Note. In 2002, the Company repurchased $129.8 million of such 9% Series A Notes using the net proceeds from the 8.75% Senior Notes offering. The Company repaid $346.6 million in 2002, $22.5 million in 2001 and $6.0 million in 2000 under the 1997 Revolving Credit Facility. Borrowings under the 1997 Revolving Credit Facility totaled $542.6 million in 2002, primarily to fund the Chicago 20MHz acquisition and capital expenditures; $231.5 million in 2001; and $61.0 million in 2000.

In 2001, the Company paid $32.0 million in cash and issued 644,000 USM Common Shares to satisfy the retirement of $126.2 million face value ($55.1 million carrying value) of LYONs by the holders. In 2000, the Company paid $99.4 million in cash and issued 1.4 million USM Common Shares to satisfy the retirement of $302.0 million face value ($126.2 million carrying value) of LYONs by the holders.

In 2001, the Company paid $40.9 million for the repurchase of 643,000 of its Common Shares, including $11.0 million paid in January 2001 related to December 2000 Common Share repurchases. In 2000, the Company paid $223.8 million for the repurchase of 3.5 million of its Common Shares. The stock repurchases in 2001 and 2000 were made under separate programs authorized by the Company's Board of Directors. In March 2000, May 2000 and October 2000, the Board of Directors authorized separate programs to repurchase up to 1.4 million USM Common Shares per program. All shares authorized to be repurchased under the March 2000 and May 2000 programs were repurchased as of December 31, 2001. A total of 541,000 Common Shares were repurchased under the October 2000 program as of that date. An additional 157,000 and 631,000 Common Shares were purchased in 2001 and 2000, respectively, pursuant to a previously authorized program to repurchase a limited amount of shares on a quarterly basis, primarily for use of employee benefit plans.

ACQUISITIONS AND DIVESTITURES

Acquisitions

The Company assesses its wireless holdings on an ongoing basis in order to maximize the benefits derived from clustering its markets. The Company also reviews attractive opportunities for the acquisition of additional wireless spectrum.

Acquisition of Chicago 20MHz

On August 7, 2002, the Company completed the acquisition of Chicago 20MHz, representing 13.2 million pops, for approximately $618 million, including working capital and other adjustments. Net of cash acquired in the transaction and notes issued to the sellers of Chicago 20MHz, the Company used cash totaling $431.9 million for the acquisition of Chicago 20MHz.

The Chicago MTA is the fourth largest MTA in the United States. The markets that comprise the Chicago MTA are adjacent to the Company's Iowa, Illinois, Wisconsin and Indiana markets, which comprise its largest contiguous service area. Of the total Chicago MTA population of 13.2 million, approximately 81% was not previously covered by the Company's licenses. There is a strong community of interest between the Company's other Midwest markets and the Chicago 20MHz market. The Chicago MTA was the single largest roaming destination of the Company's customers prior to the acquisition.

Chicago 20MHz owns licenses covering the 18 Basic Trading Areas ("BTAs") that comprise the Chicago MTA. The Chicago MTA includes, among others, the Chicago, Bloomington-Normal, Champaign-Urbana, Decatur-Effingham, Peoria, Rockford and Springfield BTAs in Illinois, the South Bend and Fort Wayne BTAs in Indiana and the Benton Harbor BTA in Michigan. The Company launched its "U.S. Cellular" brand in the Chicago 20MHz licensed area in the fourth quarter of 2002.

The Company competes in the Chicago MTA directly against larger and more established wireless service providers, as it does in many of its other markets. The other wireless carriers competing in all or part of the

Chicago MTA include Cingular, Verizon Wireless, AT&T Wireless, Sprint PCS, Nextel and T-Mobile. These competitors provide wireless services on a substantially national basis. As a result, they have customer bases and financial resources substantially greater than the Company, which is only a regional competitor.

Financing of Chicago 20MHz Acquisition

The Chicago 20MHz acquisition price of approximately $618 million was financed using $175 million from the 9% Series A Notes, $105 million from the Intercompany Note with TDS and the remaining amount from the 1997 Revolving Credit Facility.

The 9% Series A Notes were issued to PrimeCo in a private placement as part of the payment of the purchase price for Chicago 20MHz. Interest was payable quarterly. The notes were callable by the Company after five years at the principal amount plus accrued but unpaid interest. In November 2002, the Company repurchased $129.8 million of the 9% Series A Notes with the proceeds of its 8.75% Senior Notes issuance. In January 2003, the Company repurchased the remaining $45.2 million of the 9% Series A Notes with borrowings from its revolving credit facilities.

In November 2002, the Company sold $130 million of 8.75% Senior Notes. Interest is payable quarterly. The notes are callable by the Company, at the principal amount plus accrued and unpaid interest, at any time on and after November 7, 2007. The net proceeds of the 8.75% Senior Notes were used to repurchase a portion of the 9% Series A Notes. The Company issued the 8.75% Senior Notes under the $500 million shelf registration statement on Form S-3 filed in May 2002.

The $105 million Intercompany Note with TDS bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with no penalty for prepayment. This loan is subordinated to the 2002 Revolving Credit Facility.

Other Acquisitions

Additionally in 2002, the Company, through joint ventures, acquired majority interests in licenses in three PCS markets. The interests the Company acquired are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. The Company also acquired the remaining minority interests in three other PCS markets in which it previously owned an interest, resulting in 100% ownership in those markets. The aggregate amount paid by the Company to acquire the interests in these transactions, which represented 1.4 million pops, was $21.1 million.

In 2001, the Company, on its own behalf and through joint ventures, acquired majority interests in licenses in one cellular market and 26 PCS markets, representing a total population of 6.8 million, for $182.3 million in cash, which excluded $4.1 million of deposits on potential future acquisitions. These deposits were returned to the Company in 2002 and no additional interests were acquired related to the deposits. The interests the Company acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. Of the PCS interests acquired, interests representing a total population of 4.7 million were in 10 MHz licenses, and the remaining interests are in 15 MHz – 30 MHz licenses.

In 2000, the Company acquired majority interests in two cellular markets and several minority interests in other cellular markets, representing 387,000 pops, for consideration totaling $86.5 million, which excluded $51.1 million of deposits on potential future acquisitions. Of these deposits, all but $4.1 million was returned to the Company in 2002; the remaining $4.1 million was used to purchase interests in four PCS markets in 2001. The consideration for 2000 acquisitions consisted of approximately 28,000 USM Common Shares, $57.6 million in cash, forgiveness of notes receivable totaling $10.4 million and payables, primarily other long-term debt, totaling $15.6 million.

Divestitures

In 2002 and 2001, the Company had no material divestitures of wireless interests.

In 2000, the Company divested a majority interest in one cellular market and minority interests in two cellular markets, representing 384,000 pops, for consideration totaling $114.8 million. The consideration consisted of $74.2 million in cash and $40.6 million in receivables. The receivables consisted of $37.3 million of long-term notes receivable from Kington Management Corporation ("Kington") and $3.3 million of accounts receivable. The notes receivable originally had a five-year term and bore interest at 8% per year, with interest payable annually. The carrying value of the amount receivable at December 31, 2002 was $7.8 million. The Company received payment of approximately $7.6 million in January 2003 and expects to receive the remaining amount from Kington at a later date. See "Application of Critical Accounting Policies" for more information on these notes receivable.

FCC Auction 35 Transactions

The Company is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction ("Auction 35"). In 2001, the joint venture acquired five of such licenses in four markets for a total of $4.1 million and at December 31, 2001, had deposits with the FCC totaling $56.1 million for the remaining licenses.

In May 2002, the FCC refunded 85% of the deposits, or $47.6 million. On September 12, 2002, the FCC issued a public notice permitting the winning bidders in Auction 35 to dismiss some or all of their applications. In November 2002, the joint venture notified the FCC of its election to opt out of its applications for the remaining 12 license applications and on December 9, 2002, the FCC issued a public notice dismissing the applications. On December 20, 2002, the joint venture received the remaining $8.5 million of deposits paid to the FCC.

Subsequent Event

On March 10, 2003, U.S. Cellular announced that it had entered into a definitive agreement with AT&T Wireless ("AWE") to exchange wireless properties. U.S. Cellular will receive 10 and 20 MHz PCS licenses in 13 states, representing 12.2 million incremental population equivalents contiguous to existing properties and 4.4 million population equivalents that overlap existing properties in the Midwest and Northeast. U.S. Cellular will also receive approximately $31 million in cash and minority interests in six markets it currently controls. U.S. Cellular will transfer wireless assets and approximately 141,000 customers in 10 markets, representing 1.5 million population equivalents, in Florida and Georgia to AWE. Total

U.S. Cellular revenue in 2002 of $107 million and operating income, excluding shared services costs, of $25 million was attributable to these markets. The transaction is subject to regulatory approvals. The closing of the transfer of the U.S. Cellular properties and the assignment to U.S. Cellular of most PCS licenses is expected to occur in the third quarter 2003. The assignment and development of certain licenses in the exchange will be accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular will be accounted for as a sale. The build-out of the licenses could require substantial capital investment by U.S. Cellular over the next several years. U.S. Cellular is currently working on a build-out and financing plan for these markets.

The following table summarizes the recorded value of the assets and liabilities of the 10 markets that U.S. Cellular will be transferring.

(Dollars in millions)	December 31, 2002
Current assets	$ 16.8
Net property, plant and equipment	86.0
Licenses	53.1
Goodwill	78.2
Other	.6
Total assets	234.7
Current liabilities	(13.4)
Net assets to be transferred	$ 221.3

The Company is currently evaluating the fair value of the assets involved in this transaction. No determination of gain or loss related to this transaction has been made. As a result of signing the definitive agreement for this transaction, the Company will reclassify the net assets of the markets to be transferred as assets held for sale and will report their operations as discontinued operations in the first quarter of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Contractual Obligations

As of December 31, 2002, the resources required for scheduled repayment of long-term debt and aggregate minimum commitments under noncancelable long-term operating leases, were as follows:

	Payments Due by Period						
Contractual obligations	Total	2003	2004	2005	2006	2007	After 5 years
(Dollars in millions)							
Long-term Debt Obligations[1]	$ 851.7	$ 45.2	$ —	$ 3.0	$ —	$409.9	$393.6
Average Interest Rate on Debt[2]	6.6%	9.0%	—	9.0%	—	5.2%	7.5%
Operating Leases[3]	$ 243.0	$ 49.9	$ 45.1	$ 38.5	$ 28.8	$ 18.8	$ 61.9
Purchase Obligations[4]	240.9	42.2	56.2	56.2	56.2	30.1	—
	$1,335.6	$137.3	$101.3	$ 97.7	$ 85.0	$458.8	$455.5

(1) Scheduled debt repayments include long-term debt and the current portion of long-term debt but exclude $162.1 million of unamortized discount on LYONs. See Note 12 – Long-term Debt in the Notes to Consolidated Financial Statements.

(2) Represents the average interest rate on all debt shown above for the indicated period.

(3) Represents the amount due under operating leases for the periods specified. The Company has no material capitalized leases.

(4) Represents obligations due under vendor equipment contracts. The 2003 amounts are also included in estimated capital expenditures.

On January 31, 2003, the Company entered into an agreement to rename Comiskey Park, home of the Chicago White Sox American League baseball team, U.S. Cellular Field. The Company will pay $3.4 million per year for 20 years for the naming rights ($68 million in aggregate). Concurrent with the naming rights agreement, the Company purchased a media package to place various forms of advertising in and around the facility. For the media package, the Company will pay $600,000 in 2003, with future annual payments increasing by 3% per year through 2025. The total combined cost of the renaming rights and media package is $87 million over 23 years. The amounts related to the naming rights and media package are not included in the above table.

For further information regarding the Company's contractual obligations see Note 16 – Commitments and Contingencies.

Capital Expenditures

Anticipated capital expenditures requirements for 2003 primarily reflect the Company's plans for construction, system expansion, the execution of its plans to migrate to a single digital equipment platform and the buildout of certain of its PCS licensed areas. The Company's construction and system expansion budget for 2003 is $600 million to $630 million. These expenditures primarily address the following needs:

- Expand and enhance the Company's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Addition of digital service capabilities to its systems, including its migration to a single digital equipment platform, Code Division Multiple Access ("CDMA"), from a mixture of CDMA and another digital technology, Time Division Multiple Access ("TDMA").
- Build out certain PCS licensed areas acquired in 2001 and 2002.
- Satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability.
- Enhance the Company's billing and office systems.

The Company expects its conversion to CDMA to be completed during 2004, at an approximate cost of $400 million to $450 million spread over three years. The estimated capital expenditures in 2003 include $50 million related to this conversion; the remaining $135 million to $185 million is planned for 2004. Customers in the areas converted to CDMA will be able to use the Company's Chicago 20MHz network instead of roaming on third-party networks, potentially reducing system operations expense. The Company has contracted with multiple infrastructure vendors to provide a substantial portion of the equipment related to the conversion.

Repurchase of Securities

The Company has no current plans to repurchase its common shares. However, as market conditions warrant, the Company may continue the repurchase of its common shares, on the open market or at negotiated prices in private transactions. The Company's repurchase program is intended to create value for the shareholders. There are 859,000 shares available to be repurchased under the most recent 1.4 million share authorization, which expires in December 2003. The repurchases of common shares will be funded by internal cash flow, supplemented by short-term borrowings and other sources.

The Company's Board of Directors has authorized management to opportunistically repurchase LYONs in private transactions. The Company may also purchase a limited amount of LYONs in open-market transactions from time to time. The Company's LYONs are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into USM Common Shares at a conversion rate of 9.475 USM Common Shares per $1,000 of LYONs. Upon conversion, the Company has the option to deliver to holders either USM Common Shares or cash equal to the market value of the USM Common Shares into which the LYONs are convertible. The Company may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption.

Revolving Credit Facilities

The Company is generating substantial cash from its operations and anticipates financing all of the remaining 2003 obligations listed above with internally generated cash and with borrowings under the Company's revolving credit facilities, as the timing of such expenditures warrants. The Company had $14.9 million of cash and cash equivalents at December 31, 2002.

At December 31, 2002, $40 million of the $500 million under the Company's 1997 Revolving Credit Facility and the entire $325 million of the 2002 Revolving Credit Facility were unused and remained available to meet any short-term borrowing requirements.

The 1997 Revolving Credit Facility expires in August 2004 and provides for borrowings with interest at LIBOR plus a margin percentage based on the Company's credit rating, which was 19.5 basis points as of December 31, 2002 (for a rate of 1.6% as of December 31, 2002).

The 2002 Revolving Credit Facility expires in June 2007 and permits revolving loans on terms and conditions substantially similar to the Company's 1997 Revolving Credit Facility. The terms of the 2002 Revolving Credit Facility provide for borrowings with interest at LIBOR plus a margin percentage based on the Company's credit rating, which was 55 basis points (for a rate of 1.9% as of December 31, 2002).

The continued availability of these revolving lines of credit requires the Company to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. At December 31, 2002, the Company was in compliance with all covenants and other requirements set forth in the revolving credit facilities. The Company's interest costs related to both lines of credit would increase if its credit rating goes down, which would increase its cost of financing, but such lines of credit would not cease to be available solely as a result of a decline in its credit rating.

Management believes that the Company's cash flows from operations and sources of external financing, including the above-referenced 1997 and 2002 Revolving Credit Facilities, provide substantial financial flexibility for the Company to meet both its short- and long-term needs. The Company also may have access to public and private capital markets to help meet its long-term financing needs. The Company anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant.

However, the availability of financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in the Company's control. If at any time financing is not available on terms acceptable to the Company, it might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. The Company does not believe that any circumstances that could materially adversely affect its liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of the Company's liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to the Company, which could require the Company to reduce its construction, development and acquisition programs.

At December 31, 2002, the Company is in compliance with all covenants and other requirements set forth in long-term debt indentures. The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future.

MARKET RISK

The Company is subject to market rate risks due to fluctuations in interest rates and market prices of marketable equity securities. The Company currently has both fixed-rate and variable-rate long-term debt instruments, with original maturities ranging from five to 30 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. As of December 31, 2002, the Company has not entered into financial derivatives to reduce its exposure to interest rate risks.

The annual requirements for principal payments on long-term debt and the average interest rates are shown under the Contractual Obligation heading in the Liquidity and Capital Resources section. At December 31, 2002 and 2001, the aggregate principal amounts of long-term debt, excluding the loans associated with the forward contracts, were $646.6 million and $403.2 million, the estimated fair value was $636.3 million and $414.1 million, and the average interest rate on the debt was 6.6% and 6.9%, respectively. The fair value was estimated using market prices for the 8.75% Senior Notes and the LYONs and discounted cash flow analysis for the remaining debt.

The Company maintains a portfolio of available-for-sale marketable equity securities. The market value of these investments aggregated $186.0 million at December 31, 2002 (VOD ADRs $185.7 million and RCCC shares $0.3 million) and $272.4 million at December 31, 2001. As of December 31, 2002, the net unrealized holding gain, net of tax and minority interest, included in accumulated other comprehensive income (loss) totaled $15.5 million. In 2002, the Company recognized, in the statement of operations, losses of $145.6 million, net of tax, related to investments in marketable securities as a result of management's determination that unrealized losses with respect to the investments were "other than temporary." Management continues to review the valuation of the investments on a periodic basis. If management determines in the future that an unrealized loss is other than temporary, the loss will be recognized and recorded in the statement of operations.

The Company has entered into a number of forward contracts related to the marketable equity securities that it holds. See Note 13 – Financial Instruments and Derivatives in the Notes to Consolidated Financial Statements for a description of the forward contracts. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside risk is hedged at a range of $15.07 to $16.07 per share, which is at or above the accounting cost basis, thereby eliminating the other than temporary risk on these contracted securities. The upside potential is a range of $22.22 to $23.26 per share.

Under the terms of the forward contracts, the Company will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature in May 2007 and, at the Company's option, may be settled in shares of the security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit the Company's downside risk and upside potential on the contracted shares. The collars could be adjusted for any changes in dividends on the contracted shares. The forward contracts may be settled in shares of the marketable equity security or in cash upon expiration of the forward contract. If shares are delivered in the settlement of the forward contract, the Company would incur current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized though maturity. If the Company elects to settle in cash it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. If the Company elects to settle in shares it will be required to deliver the number of shares of the contracted security determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. As of December 31, 2002, such deferred tax liabilities totaled $53.4 million.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2002.

Security	Shares	Collar: Downside Limit (Floor)	Collar: Upside Potential (Ceiling)	Loan Amount (000's)
Vodafone	10,245,370	$15.07-$16.07	$22.22-$23.26	$159,856

The following analysis presents the hypothetical change in the fair value of the Company's marketable equity securities and derivative instruments at December 31, 2002, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. Such information should not be inferred to suggest that the Company has any intention of selling any marketable securities or canceling any derivative instruments.

(Dollars in thousands)	Valuation of investments assuming indicated decrease			December 31, 2002	Valuation of investments assuming indicated increase		
	-30%	-20%	-10%	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$130,173	$148,769	$167,365	$185,961	$204,557	$223,153	$241,749
Derivative Instruments[1]	$ 36,967	$ 22,177	$ 7,095	$ (8,709)	$(24,339)	$(40,303)	$ (56,415)

(1) Represents change in the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

Off-Balance Sheet Arrangements

The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons ("off-balance sheet arrangements"), that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company's significant accounting policies are discussed in detail in Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Critical Accounting Estimates

Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company's senior management has discussed the development and selection of each of the following accounting estimates and the following disclosures with the audit committee of the Company's board of directors.

Valuation of Notes Receivable

The Company held notes receivable aggregating $45.8 million from Kington that are due in June 2005. These notes relate to the purchase by Kington of two of the Company's minority interests in 2000. The values of these notes are directly related to the values of the related interests.

As a result of changes in business strategies and other events, in 2002 management reviewed the fair market value of the wireless markets. An independent third party valuation of one of the wireless minority interests sold to Kington and a recent transaction involving an unrelated party holding an interest in the same market as the other wireless minority interest sold to Kington indicated a lower market value for these wireless minority interests, and therefore a lower value of the notes. Management concluded that the notes receivable were impaired. In addition, in the fourth quarter of 2002, Kington decided to withdraw from the partnerships. A loss of $38.1 million was charged to the statement of operations in 2002 and was included in the caption Gain (Loss) on Marketable Securities and Other Investments. The carrying value of the amount receivable at December 31, 2002 was $7.8 million. The Company received payment of approximately $7.6 million in January 2003 and expects to receive the remaining amount from Kington at a later date.

Marketable Equity Securities

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. These investments are classified as available-for-sale and are stated at fair value based on quoted market prices. The marketable securities are marked to market value each period with the unrealized gain or loss in value of the securities reported as Accumulated other comprehensive income (loss), net of income taxes, which is included in the common shareholders' equity section of the balance sheet.

The market values of marketable securities may fall below the accounting cost basis of such securities. GAAP requires management to determine whether a decline in fair value below the accounting cost basis is other than temporary. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated Other Comprehensive Income is recognized and recorded as a loss in the statement of operations. The determination of whether a decline in fair market value below the accounting cost basis is other than temporary is a critical accounting estimate because the result of such determination may be significant to the Company's results of operations.

Factors that management considers in determining whether a decrease in market value of its securities is an other than temporary decline include the following:

- whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer;
- how long and how much the value of the security has been below historical cost; and
- whether the Company has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels.

The Company is in the same industry classification as the issuers of its marketable securities, enhancing the Company's ability to evaluate the effects of any changes in industry-specific factors which may affect the determination of whether a decline in market values of its marketable securities is other than temporary.

In 2002, based on a review of such factors, management determined that the decline in value of its investment in marketable securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $244.7 million loss to the statement of operations ($145.6 net of tax) and reduced the accounting cost basis of such marketable equity securities by a respective amount.

During 2002, the Company utilized derivative financial instruments to reduce the market risk due to fluctuations in market prices of marketable equity securities. At December 31, 2002, the Company had forward contracts maturing in 2007 in connection with substantially all of the Company's marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the other than temporary risk of loss on these contracted securities. As of December 31, 2002, the aggregate market value of the marketable equity securities totaled $186.0 million and the aggregate accounting cost basis was $160.4 million.

The unhedged downside risk on the RCCC shares is not material. Accordingly, unless the Company acquires other marketable equity securities or cancels or modifies any forward contracts, the Company will no longer be required to make any assumptions regarding whether any future unrealized losses are other than temporary.

Investment in Licenses and Goodwill

As of December 31, 2002, the Company reported $1,038.6 million of investment in licenses, net of accumulated amortization and $643.6 million of goodwill, net of accumulated amortization, as a result of acquisitions of interests in wireless licenses and businesses.

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. In connection with SFAS No. 142, the Company has assessed its recorded balances of investment in licenses and goodwill for potential impairment. The Company completed its initial impairment assessments in the first quarter of 2002. No impairment charge was necessary upon the completion of the initial impairment review. After these initial impairment reviews, investments in licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. There can be no assurance that, upon review at a later date, material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involve assumptions by management about the following factors that are highly uncertain and can result in a range of values: future cash flows, the appropriate discount rate and other factors and inputs.

Allocation of Chicago 20MHz Purchase Price

In connection with the purchase of Chicago 20MHz, the Company allocated the total acquisition costs to all tangible and intangible assets acquired and all liabilities assumed, with the excess purchase price over the fair value of net assets acquired recorded to goodwill. The values allocated to such assets are critical accounting estimates because they are significant to the Company's financial condition, changes in financial condition and results of operations. The value of such allocations are underlying assumptions about uncertain matters that are material to the determination of the value, and different estimates would have had a material impact on the Company's financial presentation that could have been used in the current period.

An independent appraiser provided a valuation of Chicago 20MHz's assets. The following table summarizes the revised estimated fair values of the Chicago 20MHz assets acquired and liabilities assumed at the date of acquisition. The Company revised the estimated amounts since the quarter ended September 30, 2002 due to additional information derived during an audit of such information following the initial estimates. The current revised estimate at December 31, 2002 is shown below.

(Dollars in millions)	
Current assets, excluding $7.0 cash acquired	$ 34.1
Property, plant and equipment	236.0
Other assets	0.8
Customer list	43.4
Licenses	163.5
Goodwill	168.4
Total assets acquired	646.2
Current liabilities	(22.5)
Non-current liabilities	(1.3)
Total liabilities assumed	(23.8)
Net assets purchased	$ 622.4

A $4.5 million reduction in goodwill is expected in January 2003, to reflect a reduction in notes issued to PrimeCo. In January 2003, the Company repurchased the remaining $45.2 million of 9% Series A Notes, previously issued to PrimeCo, for $40.7 million.

Income Taxes

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to the company's financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires the Company to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet. The Company must then assess the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent management believes that recovery is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The Company's current net deferred tax asset was $10.8 million as of December 31, 2002, representing primarily the deferred tax effects of the allowance for doubtful accounts on accounts receivable.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2002 are as follows:

(Dollars in millions)	December 31, 2002
Deferred Tax Asset	
Net operating loss carryforward	$ 43.3
Partnership investments	(1.7)
Unearned revenue	7.1
	48.7
Less valuation allowance	(13.2)
Total Deferred Tax Asset	35.5
Deferred Tax Liability	
Property, plant and equipment	267.6
Licenses	141.2
Marketable equity securities	53.4
Other	(2.0)
Total Deferred Tax Liability	460.2
Net Deferred Income Tax Liability	$ 424.7

The valuation allowance relates to state net operating loss carryforwards that are expected to expire before they can be utilized.

The deferred income tax liability relating to marketable equity securities of $53.4 million at December 31, 2002 represents deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable securities. Income taxes will be payable when the Company sells the marketable equity securities.

The Company is routinely subject to examination of its income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. The Company periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of the

Company's income tax expense. The IRS has completed audits of the Company's federal income tax returns for tax years through 1996.

In the event of an increase in the value of tax assets or a decrease in the value of tax liabilities, the Company would decrease the income tax expense or increase the income tax benefit by an equivalent amount. In the event of a decrease in the value of tax assets or an increase in the value of tax liabilities, the Company would increase the income tax expense or decrease the income tax benefit by an equivalent amount.

The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and the Company are parties to the TDS Tax Allocation Agreement. The TDS Tax Allocation Agreement provides that the Company and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. The Company and its subsidiaries calculate their income and credits as if they comprised a separate affiliated group. Under the TDS Tax Agreement, the Company remits its applicable income tax payments to TDS.

Initial Adoption of Accounting Policies

During 2002, the Company began utilizing derivative financial instruments to reduce market risks due to fluctuations in market prices of marketable equity securities. Prior to 2002, the Company had no significant derivative financial instruments. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset or liability hedged. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended) establishes the accounting and reporting standards for derivative instruments and hedging activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 2002, the Company entered into a loan agreement with TDS under which it borrowed $105 million, which was used for the Chicago 20MHz purchase. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. The loan is subordinated to the 2002 Revolving Credit Facility. The terms of the loan do not contain restrictive covenants that are greater than those included in the Company's senior debt, except that the loan agreement provides that the Company may not incur senior debt in an aggregate principle amount in excess of $325 million unless it obtains the consent of TDS as a lender. The Company's Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to the Company and all of its shareholders.

The Company is billed for all services it receives from TDS, pursuant to the terms of various agreements between the Company and TDS. The majority of these billings are included in the Company's general and administrative expenses. Some of these agreements were established at a time prior to the Company's initial public offering when TDS owned more than 90% of the Company's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. The principal arrangements that affect the Company's operations are described in Item 13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to the Company are reflected in the Company's financial statements on a basis which is representative of what they would have been if the Company operated on a stand-alone basis.

The following persons are partners of Sidley Austin Brown & Wood, the principal law firm of the Company and its subsidiaries: Walter C. D. Carlson, a director of the Company, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the acting General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and an Assistant Secretary of the Company and the Assistant Secretary of certain other subsidiaries of TDS. In addition, prior to August 1, 2002, another partner of Sidley Austin Brown & Wood at the time, Michael G. Hron, was the General Counsel and an Assistant Secretary of the Company, TDS and certain subsidiaries of TDS. Walter C. D. Carlson does not provide legal services to TDS, the Company or their subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words "believes", "anticipates", "intends", "expects", and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

- *Increases in the level of competition in the markets in which the Company operates could adversely affect the Company's revenues or increase its costs to compete.*
- *Advances or changes in telecommunications technology could render certain technologies used by the Company obsolete. Competitors may have a lower fixed investment per customer because of technology changes.*
- *Changes in the telecommunications regulatory environment could adversely affect the Company's financial condition or results of operations or could prevent the portion of the Company's business which depends on access to competitors' facilities from obtaining such access on reasonable terms.*
- *Changes in the supply or demand of the market for wireless licenses, increased competition, adverse developments in the Company's business or the wireless industry and/or other factors could result in an impairment of the value of the Company's investment in licenses, goodwill and/or physical assets, which may require the Company to write down the value of such assets.*
- *Conversions of LYONs, early redemptions of debt or repurchases of debt, normal scheduled repayments of debt, changes in estimates or other factors or developments, could cause the amounts reported under Contractual Obligations to be different from the amounts presented.*
- *Changes in circumstances relating to and/or in the assumptions underlying the accounting estimates described under Critical Accounting Policies could have a material effect on the Company's financial condition, changes in financial condition and results of operations.*
- *Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending or future litigation that are Company-specific or that apply to the wireless industry in general could have an adverse effect on the Company's financial condition, results of operations or ability to do business.*
- *Costs, integration problems or other factors associated with acquisitions/divestitures of properties and or licenses could have an adverse effect on the Company's financial condition or results of operations.*
- *Changes in prices, the number of wireless customers, average revenue per unit, penetration rates, churn rates, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on the Company's operations.*
- *Changes in roaming partners, rates, and the ability to provide voice and data services on other carriers' networks could have an adverse effect on the Company's operations.*
- *Changes in competitive factors with national wireless carriers could result in product and cost disadvantages and could have an adverse effect on the Company's operations.*
- *Continued uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to the Company, which could require the Company to reduce its construction, development and acquisition programs.*
- *Changes in the Company's credit ratings could limit or restrict the availability of financing on terms and prices acceptable to the Company, which could require the Company to reduce its construction, development and acquisition programs.*
- *Changes in circumstances or other events relating to the integration of Chicago 20MHz, including market launch costs or problems or other factors associated with such acquisition could have an adverse effect on the Company's financial condition or results of operations.*
- *The continuation of the economic downturn and continued bankruptcies in the telecommunications industry could result in higher bad debts and slower business activity, which would have an adverse effect on the Company's business.*
- *War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on the Company's business.*
- *Changes in the Company's accounting policies, estimates or assumptions could have an adverse effect on the Company's financial condition or results of operations.*
- *Changes in general economic and business conditions, both nationally and in the regions in which the Company operates, could have an adverse effect on the Company's business.*

The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Consolidated Statement of Operations

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2002	2001	2000
Operating Revenues			
Service	$2,098,893	$1,826,385	$1,653,922
Equipment sales	85,585	68,445	62,718
Total Operating Revenues	2,184,478	1,894,830	1,716,640
Operating Expenses			
System operations	492,750	421,114	350,507
Marketing and selling	368,888	297,239	303,721
Cost of equipment sold	185,283	124,028	139,654
General and administrative	505,237	434,579	364,747
Depreciation	311,993	237,346	205,916
Amortization of licenses, deferred charges and customer lists	39,161	63,312	59,782
Total Operating Expenses	1,903,312	1,577,618	1,424,327
Operating Income	281,166	317,212	292,313
Investment and Other Income			
Investment income	42,068	41,934	43,727
Amortization of costs related to minority investments	—	(726)	(1,365)
Interest income	4,411	10,300	17,049
Other income, net	3,299	4,737	2,844
Gain (loss) on marketable securities and other investments	(295,454)	—	96,075
(Loss) on extinguishment of debt	—	(6,956)	(36,870)
Interest (expense)	(47,878)	(35,164)	(36,608)
Total Investment and Other Income	(293,554)	14,125	84,852
Income (Loss) Before Income Taxes and Minority Interest	(12,388)	331,337	377,165
Income tax expense (benefit)	(7,541)	147,315	171,968
Income (Loss) Before Minority Interest	(4,847)	184,022	205,197
Minority share of income	(13,538)	(10,146)	(7,629)
Income (Loss) Before Cumulative Effect of Accounting Change	(18,385)	173,876	197,568
Cumulative effect of accounting change, net of tax	4,097	—	(4,661)
Net Income (Loss)	$ (14,288)	$ 173,876	$ 192,907
Basic Weighted Average Shares Outstanding (000s)	86,086	86,200	86,355
Basic Earnings per Share			
Income (Loss) Before Cumulative Effect of Accounting Change	$ (0.22)	$ 2.02	$ 2.28
Cumulative Effect of Accounting Change	0.05	—	(0.05)
Net Income (Loss)	$ (0.17)	$ 2.02	$ 2.23
Diluted Weighted Average Shares Outstanding (000s)	86,086	89,977	90,874
Diluted Earnings per Share			
Income (Loss) Before Cumulative Effect of Accounting Change	$ (0.22)	$ 1.99	$ 2.27
Cumulative Effect of Accounting Change	0.05	—	(0.05)
Net Income (Loss)	$ (0.17)	$ 1.99	$ 2.22

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2002	2001	2000
Cash Flows from Operating Activities			
Net Income (Loss)	$ (14,288)	$ 173,876	$ 192,907
Add (Deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	351,154	300,658	265,698
Deferred income tax provision	(11,743)	41,961	23,612
Investment income	(42,068)	(41,934)	(43,727)
Minority share of income	13,538	10,146	7,629
Loss on extinguishment of debt	—	6,956	36,870
Cumulative effect of accounting change	(4,097)	—	4,661
(Gain) loss on marketable securities and other investments	295,454	—	(96,075)
Other noncash expense	11,987	13,378	26,519
Proceeds from litigation settlement	—	—	42,457
Changes in assets and liabilities from operations			
Change in accounts receivable	(35,383)	(26,464)	(22,462)
Change in inventory	2,639	(7,198)	(19,053)
Change in accounts payable	68,472	(12,910)	54,200
Change in accrued taxes	(37,177)	(22,663)	30,378
Change in customer deposits and deferred revenues	17,268	(302)	12,876
Change in other assets and liabilities	4,324	4,844	4,840
	620,080	440,348	521,330
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(698,636)	(487,813)	(295,308)
System development costs	(32,009)	(15,521)	(10,109)
Refund of deposit from FCC	56,060	—	—
Acquisitions, excluding cash acquired	(452,936)	(186,269)	(108,669)
Proceeds from cellular and other investments	—	—	72,973
Distributions from unconsolidated entities	28,881	14,813	20,582
Investments in and advances (to)/from unconsolidated entities	—	(46)	(4,187)
Change in notes receivable	(403)	(1,239)	—
Change in temporary investments and marketable non-equity securities	—	—	357
Other investing activities	(598)	4,250	2,693
	(1,099,641)	(671,825)	(321,668)
Cash Flows from Financing Activities			
Proceeds from prepaid forward contracts	159,856	—	—
Sale of long-term notes	129,800	—	—
Affiliated long-term debt borrowings	105,000	—	—
Repurchase and conversion of LYONs	—	(31,963)	(99,356)
Repurchase of common shares	—	(40,862)	(223,847)
Increase in notes payable	542,610	231,500	61,000
Repayment of notes payable	(346,610)	(22,500)	(6,000)
Common shares issued	787	4,103	4,033
Capital (distributions) to minority partners	(7,776)	(4,141)	(8,886)
Repurchase of long-term debt	(129,800)	—	—
Other financing activities	11,617	—	—
	465,484	136,137	(273,056)
Net Decrease in Cash and Cash Equivalents	(14,077)	(95,340)	(73,394)
Cash and Cash Equivalents –			
Beginning of period	28,941	124,281	197,675
End of period	$ 14,864	$ 28,941	$ 124,281

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Assets

(Dollars in thousands)	December 31, 2002	2001
Current Assets		
Cash and cash equivalents		
General funds	$ 14,155	$ 28,941
Affiliated cash equivalents	709	—
	14,864	28,941
Accounts receivable		
Customers, less allowance of $17,866 and $9,799, respectively	220,430	149,920
Roaming	53,545	78,572
Other	41,276	18,883
Inventory	55,490	55,996
Deposit receivable from Federal Communications Commission	—	56,060
Prepaid expenses	19,749	9,442
Prepaid income taxes	26,610	—
Other current assets	21,309	6,141
	453,273	403,955
Investments		
Licenses	1,038,556	858,791
Goodwill	643,629	473,975
Customer lists, net of accumulated amortization of $6,567	40,087	—
Marketable equity securities	185,961	272,390
Investments in unconsolidated entities	161,451	159,454
Notes and interest receivable – long-term	7,287	49,220
	2,076,971	1,813,830
Property, Plant and Equipment		
In service and under construction	3,057,466	2,253,016
Less accumulated depreciation	1,049,797	833,675
	2,007,669	1,419,341
Deferred Charges		
System development costs, net of accumulated amortization of $89,320 and $60,128, respectively	140,764	108,464
Other, net of accumulated amortization of $5,023 and $10,587 respectively	21,164	13,567
	161,928	122,031
Total Assets	$4,699,841	$3,759,157

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Shareholders' Equity

(Dollars in thousands)	December 31, 2002	2001
Current Liabilities		
9% senior notes	$ 45,200	$ —
Notes payable	460,000	264,000
Accounts payable		
Affiliates	4,958	4,018
Trade	301,929	192,742
Customer deposits and deferred revenues	82,639	58,000
Accrued interest	9,295	7,857
Accrued taxes	24,401	8,362
Accrued compensation	30,279	22,185
Other current liabilities	20,323	19,974
	979,024	577,138
Long-term Debt		
Long-term debt-affiliated	105,000	—
6% zero coupon convertible debentures	148,604	140,156
7.25% notes	250,000	250,000
8.75% notes	130,000	—
Variable prepaid forward contracts	159,856	—
Other	13,000	13,000
	806,460	403,156
Deferred Liabilities and Credits		
Net deferred income tax liability	424,728	388,296
Derivative liability	8,709	—
Other	10,818	8,466
	444,255	396,762
Commitments and Contingencies (Note 16)		
Minority Interest	55,068	46,432
Common Shareholders' Equity		
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued and outstanding 55,046,268 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in-capital	1,307,185	1,307,584
Treasury Shares, at cost, 1,932,322 and 2,001,560 shares, respectively	(117,262)	(122,010)
Accumulated other comprehensive income (loss)	10,307	(78,997)
Retained earnings	1,126,752	1,141,040
	2,415,034	2,335,669
Total Liabilities and Shareholders' Equity	$4,699,841	$3,759,157

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 1999	$ 54,713	$ 33,006	$1,331,274	$ —		$ 81,391	$ 774,257
Add (Deduct)							
Acquisition of wireless interests	27	—	2,805	—		—	—
Employee benefit plans	201	—	11,648	2,220		—	—
Conversion and repurchase of 6% zero coupon convertible debentures	105	—	(24,624)	87,078		—	—
Capital stock expense	—	—	90	—		—	—
Repurchase Common Shares	—	—	—	(234,840)		—	—
Net income	—	—	—	—	$ 192,907	—	192,907
Other comprehensive income:							
Net unrealized (loss) on marketable equity securities	—	—	—	—	(97,687)	(97,687)	—
Comprehensive income	—	—	—	—	$ 95,220	—	—
Balance, December 31, 2000	$ 55,046	$ 33,006	$1,321,193	$ (145,542)		$ (16,296)	$ 967,164
Add (Deduct)							
Employee benefit plans	—	—	(1,051)	11,202		—	—
Conversion and repurchase of 6% zero coupon convertible debentures	—	—	(12,558)	42,200		—	—
Repurchase Common Shares	—	—	—	(29,870)		—	—
Net income	—	—	—	—	$ 173,876	—	173,876
Other comprehensive income:							
Net unrealized (loss) on marketable equity securities	—	—	—	—	(62,701)	(62,701)	—
Comprehensive income	—	—	—	—	$ 111,175	—	—
Balance, December 31, 2001	$ 55,046	$ 33,006	$1,307,584	$ (122,010)		$ (78,997)	$1,141,040
Add (Deduct)							
Employee benefit plans	—	—	(399)	4,748		—	—
Net income	—	—	—	—	$ (14,288)	—	(14,288)
Other comprehensive income:							
Net unrealized income (loss) on –							
Derivative instrument	—	—	—	—	(5,181)	(5,181)	—
Marketable equity securities	—	—	—	—	94,485	94,485	—
Comprehensive income	—	—	—	—	$ 75,016	—	—
Balance, December 31, 2002	$ 55,046	$ 33,006	$1,307,185	$ (117,262)		$ 10,307	$1,126,752

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "U.S. Cellular"), a Delaware Corporation, is an 82.2%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

NATURE OF OPERATIONS

U.S. Cellular owns, manages and invests in wireless systems throughout the United States. The Company owned interests in 210 wireless markets, representing approximately 42.0 million population equivalents ("pops"), as of December 31, 2002. U.S. Cellular's 149 majority-owned markets served 4.1 million customers in 25 states as of December 31, 2002. U.S. Cellular's Midwest market area, which includes markets in Iowa, Wisconsin, Illinois, Indiana and Missouri, served 2.0 million customers at December 31, 2002, representing approximately 50% of U.S. Cellular's total customers served as of that date. U.S. Cellular operates as one business segment.

PRINCIPLES OF CONSOLIDATION

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries since acquisition, and general partnerships in which U.S. Cellular has a majority partnership interest. All material intercompany accounts and transactions have been eliminated. U.S. Cellular includes in its consolidated financial statements the accounts of certain limited partnerships in which it owns a noncontrolling, limited partner interest. Based on the amount of its residual equity in these limited partnerships, U.S. Cellular is considered to have the controlling financial interest for financial reporting purposes.

BUSINESS COMBINATIONS

U.S. Cellular uses the purchase method of accounting for business combinations. U.S. Cellular includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts reported in prior years have been reclassified to conform to current period presentation. The reclassifications had no impact on previously reported operating revenue, net income and stockholders' equity.

In conjunction with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," the Company reviewed the balance sheet to identify and properly report all goodwill amounts in conjunction with the new standard. As a result of the review, the Company reclassified $439.9 million of wireless license costs and $34.1 million of deferred tax assets. The balance sheet as of December 31, 2001 has been reclassified to conform with current period presentation.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of SFAS No. 4, 44, and 64 and Technical Corrections" was issued in April 2002, and is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The provisions of SFAS No. 145 preclude gains and losses on the extinguishment of debt from being classified as extraordinary. The Company elected to adopt SFAS No. 145 early and as a result no longer reports the retirement of Liquid Yield Options Notes ("LYONs") as extraordinary. Losses on debt retirements of $7.0 million and $36.9 million for the years ended December 31, 2001 and 2000, respectively, previously recorded as extraordinary items, have been reclassified to the Investment and Other Income section of the Company's statement of operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less.

Outstanding checks totaled $31.1 million at December 31, 2001, and are classified as Accounts payable in the consolidated balance sheets.

MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

The market values of marketable securities may fall below the accounting cost basis of such securities. GAAP requires management to determine whether a decline in fair value below the accounting cost basis is other than temporary. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income (loss) is recognized and recorded as a loss in the statement of operations.

Factors that management considers in determining an other than temporary decline include the following: whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below historical cost; and whether U.S. Cellular has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels.

During 2002, U.S. Cellular began utilizing derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone marketable equity securities. At December 31, 2002, U.S. Cellular had forward contracts maturing in 2007 in connection with all of its Vodafone marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the other than temporary risk on these contracted securities.

DERIVATIVE INSTRUMENTS

The Company utilizes derivative financial instruments to reduce marketable equity security market value risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in the statement of operations or other Accumulated comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

INVESTMENT IN LICENSES

Investment in licenses consists of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Licenses are intangible assets with indefinite useful lives, and beginning January 1, 2002, with the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets", are not amortized. Prior to 2002, licenses were amortized over 40 years.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds it fair value, an impairment loss shall be recognized in an amount equal to that excess. No impairment charges were recognized in 2002.

INVESTMENT IN GOODWILL

The Company has substantial amounts of goodwill as a result of the acquisition of wireless licenses and markets. Included in U.S. Cellular's goodwill are costs related to various acquisitions structured to be tax-free. No deferred taxes have been provided on this goodwill. The Company adopted SFAS No. 142 on January 1, 2002, and no longer amortizes goodwill. Prior to 2002, goodwill was amortized over 40 years. Upon adoption of SFAS 142, the Company assessed its recorded balances of goodwill for potential impairment. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. No impairment charges were recognized in 2002.

INVESTMENT IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consists of investments where U.S. Cellular holds a less than 50% non-controlling ownership interest. U.S. Cellular follows the equity method of accounting, which recognizes U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where U.S. Cellular's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships. Equity method investments aggregated $157.2 million and $147.8 million at December 31, 2002 and 2001, respectively. Income and losses from these entities are reflected in the consolidated statements of operations on a pretax basis as Investment income. At December 31, 2002, the cumulative share of income from minority investments accounted for under the equity method was $313.8 million, of which $118.2 million was undistributed. The cost method of accounting is followed for certain minority interests where U.S. Cellular's ownership interest is less than 20% for corporations and 3% to 5% for partnerships, or where the Company does not have the ability to exercise significant influence. Cost method investments aggregated $4.2 million and $11.6 million at December 31, 2002 and 2001, respectively.

ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems, and by partners for capital distributions.

INVENTORY

Inventory is stated at the lower of cost or market with cost determined using the first-in, first-out method.

DEPOSIT RECEIVABLE FROM FEDERAL COMMUNICATIONS COMMISSION

The Company is a limited partner and has the controlling financial interest in a limited partnership that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction. The limited partnership has acquired five of such licenses in four markets for a total of $4.1 million and had deposited $56.1 million with the FCC for the remaining 12 licenses.

During 2002, upon resolution of certain legal proceedings, the limited partnership relinquished its rights to the remaining 12 licenses and received a refund of its $56.1 million deposit from the FCC.

PROPERTY, PLANT AND EQUIPMENT

The Company's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

DEPRECIATION

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

NOTES AND INTEREST RECEIVABLE – LONG-TERM

Notes receivable – long-term primarily consisted of loans to Kington Management Corporation ("Kington") in 2001. The notes related to the purchase by Kington of certain U.S. Cellular minority interests in 2000. The values of the notes were directly related to the values of the minority cellular market interests. During 2002, management reviewed the fair market value of the cellular interests, including a third party fair value analysis, and concluded that the notes receivable were impaired, and reduced the value of the notes by $34.2 million. Subsequent to this review, Kington decided to withdraw from the partnership effective January 1, 2003. Upon withdrawal, the withdrawing partner is entitled to receive its partner's capital account in cash, estimated to be $7.8 million. An additional loss of $3.9 million was recorded to reduce the value of the receivable to the estimated partner capital amount. The losses on the notes were included in Gain (loss) on marketable securities and other investments in the Statement of Operations. The estimated recoverable proceeds are recorded as accounts receivable at December 31, 2002.

DEFERRED CHARGES

Costs of developing new information systems are capitalized and amortized over a three- or seven-year period, starting when each new system is placed in service.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to the

Company's various borrowing instruments, and are amortized over the respective financing periods of each instrument.

REVENUE RECOGNITION

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular's retail customers; charges to customers of other systems who use U.S. Cellular's systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular began selling handsets to agents beginning in the second quarter of 2002, at a price approximately equal to cost. In most cases, the agents receive a rebate from U.S. Cellular at the time the agents sign up a new customer or retain a current customer. The Company accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force ("EITF") Statement 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets. In the fourth quarter of 2002, the Company determined that, in accordance with EITF 01-09, $3.4 million and $14.9 million of rebates recorded in operating expenses should have been reclassified as a reduction of equipment sales revenue for the second and third quarters of 2002, respectively. Additionally, the Company determined that an additional accrual of $2.9 million was required to account for its rebate exposure at September 30, 2002. As a result of these adjustments, the Company has restated its reported 2002 results for the second and third quarters of 2002.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period. Activation fees allocated to the sale of equipment and charged in conjunction with the sale of equipment and service were recorded as revenue at the time of sale.

Effective January 1, 2002, the Company adopted Emerging Issues Task Force ("EITF") Statement 00-21 "Accounting for Multiple Element Arrangements." Under this pronouncement, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale. Upon the initial adoption of SAB 101 in 2000, had the company deferred activation fees associated with the sales of equipment and service at the time of activation, with subsequent recognition over the expected customer service period, the financial results for all periods presented would not have been materially different from those originally reported. The effect of adopting EITF 00-21 did not have a material impact on any of the periods as originally reported.

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition for a portion of commissions expenses equal to the amount of activation fees revenue deferred. The Company recognizes the related commissions expense over the average customer service period, currently estimated at 48 months. The Company believes this change is a preferable method of accounting for such costs primarily due to the fact that the new method of accounting provides for better matching of revenue from customer activations to direct incremental costs associated with these activations within each reporting period. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002, increasing net income by $4.1 million ($0.05 per diluted share), net of taxes of $3.0 million and minority interest of $424,000.

Upon the initial adoption of SAB 101 in 2000, had the Company deferred expense recognition for a portion of commission expenses in the amount of activation fees revenue deferred, Net Income and Basic and Diluted Earnings per Share would have been $174.4 million, $2.02 and $2.00, respectively, for the the year ended December 31, 2001, and $194.4 million, $2.25 and $2.24, respectively, for the year ended December 31, 2000.

Effective January 1, 2000, the Company changed its method of accounting for certain activation and reconnect fees charged to its customers when initiating service through its retail and direct channels or when resuming service after suspension. The cumulative effect of this accounting change on periods prior to 2000 was recorded in 2000 reducing net income by $4.7 million ($0.05 per diluted share), net of taxes of $3.2 million and minority interest of $550,000.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs totaled $91.6 million, $66.0 million and $69.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

BAD DEBT EXPENSE

Bad debt expense totaled $63.7 million, $28.7 million and $24.3 million in 2002, 2001 and 2000, respectively.

INCOME TAXES

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement (the "Agreement"). The Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their income and credits as if they comprised a separate affiliated group. Under the Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

STOCK-BASED COMPENSATION

The Company accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation."

Had compensation cost for all plans been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2002	2001	2000
Net Income (Loss):			
As Reported	$(14,288)	$173,876	$192,907
Pro Forma Expense	(5,324)	(1,746)	(982)
Pro Forma	(19,612)	172,130	191,925
Basic Earnings Per Share:			
As Reported	(0.17)	2.02	2.23
Pro Forma Expense	(0.06)	(0.02)	(0.01)
Pro Forma	(0.23)	2.00	2.22
Diluted Earnings Per Share:			
As Reported	(0.17)	1.99	2.22
Pro Forma Expense	(0.06)	(0.04)	(0.01)
Pro Forma	$ (0.23)	$ 1.95	$ 2.21

PENSION PLAN

The Company participates in a qualified noncontributory defined contribution pension plan sponsored by TDS. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $5.0 million, $3.4 million and $3.6 million in 2002, 2001 and 2000, respectively.

ASSET IMPAIRMENT

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Throughout the useful life of the asset, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company has reviewed its contractual obligations under SFAS No. 143 and has determined that, based upon its historical experience with asset retirements, the impact of adopting this standard will not have a material effect on its financial position and results of operations.

FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45") was issued in November 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure provisions in 2002 and will adopt the recognition and measurement provisions for guarantees issued or modified after December 31, 2002.

NOTE 2 INCOME TAXES

Income tax provisions charged to net income are summarized as follows:

(Dollars in thousands)	Year Ended December 31, 2002	2001	2000
Federal income taxes			
Current	$ 444	$ 88,345	$132,093
Deferred	(4,674)	36,974	20,208
State income taxes			
Current	3,758	17,009	16,263
Deferred	(7,069)	4,987	3,404
Total income tax expense (benefit)[1]	$(7,541)	$147,315	$171,968

(1) Excludes $3.0 million of income tax benefit in 2002 and $3.2 million of income tax expense in 2000 which is included in Cumulative effect of accounting change, net of tax.

A reconciliation of the Company's expected income tax expense (benefit) computed at the statutory rate to the reported income tax expense (benefit), and the statutory federal income tax (benefit) rate to the Company's effective income tax (benefit) rate is as follows.

	Year Ended December 31, 2002		2001		2000	
(Dollars in millions)	Amount	Rate	Amount	Rate	Amount	Rate
Statutory federal income tax (benefit)	$ (4.3)	(35.0)%	$116.0	35.0%	$132.0	35.0%
State income taxes, net of federal benefit	(2.4)	(19.1)	14.3	4.3	13.0	3.4
Amortization of license acquisition costs	—	—	3.6	1.1	3.0	0.8
Effects of minority share of income excluded from consolidated federal income tax return	(4.5)	(36.3)	(2.9)	(0.9)	(2.6)	(0.7)
Effects of gains (losses) on marketable securities and other investments	2.9	23.6	—	—	8.9	2.4
Resolution of prior period tax issues	9.7	78.0	13.0	3.9	4.0	1.1
Loss on extinguishment of debt	—	—	2.4	0.7	12.9	3.4
Deferred tax rate change[1]	(8.4)	(68.2)	—	—	—	—
Other	(0.5)	(3.9)	0.9	0.4	0.8	0.2
Effective income tax (benefit)	$ (7.5)	(60.9)%	$147.3	44.5%	$172.0	45.6%

(1) Represents a reassessment of the rate at which the Company provides for deferred taxes.

U.S. Cellular had current deferred tax assets totaling $10.8 million and $1.1 million at December 31, 2002 and 2001, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

(Dollars in thousands)	December 31, 2002	2001
Deferred Tax Asset		
Net operating loss carryforward	$ 43,291	$ 17,139
Partnership investments	(1,654)	11,100
Unearned revenue	7,099	7,249
	48,736	35,488
Less valuation allowance	(13,224)	(12,875)
Total Deferred Tax Asset	35,512	22,613
Deferred Tax Liability		
Property, plant and equipment	267,641	121,300
Licenses	141,241	116,095
Marketable equity securities	53,377	93,226
Equity investments	—	63,650
Other	(2,019)	16,638
Total Deferred Tax Liability	460,240	410,909
Net Deferred Income Tax Liability	$424,728	$388,296

The Company and certain subsidiaries had $87.1 million of federal net operating loss carryforwards (generating a $30.3 million deferred tax asset) at December 31, 2002 expiring between 2004 and 2022. In addition, the Company and certain subsidiaries had $247.5 million of state net operating loss ("NOL") carryforward (generating a $13.0 million deferred tax asset) at December 31, 2002. The state NOL carryforward, available to offset future taxable income, is primarily from the individual subsidiaries which generated the loss, and expires between 2003 and 2022. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 3 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Potentially dilutive securities included in diluted earnings per share represent incremental shares issuable upon exercise of outstanding stock options and conversion of debentures. The diluted loss per share calculation for the year ended December 31, 2002 excludes the effect of stock options and stock appreciation rights and the conversion of convertible debentures, because their inclusion would be anti-dilutive.

The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

(Dollars and shares in thousands)	Year Ended December 31, 2002	2001	2000
Income (Loss) used in Basic Earnings per Share	$ (18,385)	$173,876	$197,568
Cumulative effect of accounting change	4,097	—	(4,661)
	$ (14,288)	$173,876	$192,907
Income (Loss) used in Basic Earnings per Share	$ (18,385)	$173,876	$197,568
Interest expense eliminated as a result of the pro forma conversion of Convertible Debentures, net of tax	—	5,507	9,096
Income (Loss) used in Diluted Earnings per Share	(18,385)	179,383	206,664
Cumulative effect of accounting change	4,097	—	(4,661)
	$ (14,288)	$179,383	$202,003
Weighted Average Number of Common Shares used in Basic Earnings per Share	86,086	86,200	86,355
Effect of Dilutive Securities:			
Stock options and stock appreciation rights	—	233	377
Conversion of convertible debentures	—	3,544	4,142
Weighted Average Number of Common Shares used in Diluted Earnings per Share	86,086	89,977	90,874
Basic Earnings per Share			
Income (Loss) before cumulative effect of accounting change	$ (0.22)	$ 2.02	$ 2.28
Cumulative effect of accounting change	0.05	—	(0.05)
	$ (0.17)	$ 2.02	$ 2.23
Diluted Earnings per Share			
Income (Loss) before cumulative effect of accounting change	$ (0.22)	$ 1.99	$ 2.27
Cumulative effect of accounting change	0.05	—	(0.05)
	$ (0.17)	$ 1.99	$ 2.22

NOTE 4 INVESTMENTS IN LICENSES AND GOODWILL

A schedule of investment in licenses activity follows:

(Dollars in thousands)	2002	Year Ended December 31, 2001	2000
Balance, beginning of year	$ 858,791	$ 857,607	$ 822,554
Additions	181,510	112,068	64,978
Amortization	—	(22,734)	(23,116)
Sales	—	—	(9,234)
Deposit receivable from FCC	—	(56,060)	—
Other changes	(1,745)	(32,090)	2,425
Balance, end of year	$1,038,556	$ 858,791	$ 857,607

Accumulated amortization of licenses was $168.7 million at December 31, 2002 and 2001. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased the amortization of licenses.

Following is a schedule of investment in goodwill activity.

(Dollars in thousands)	2002	Year Ended December 31, 2001	2000
Balance, beginning of year	$473,975	$400,966	$380,866
Additions	172,263	53,610	27,794
Amortization	—	(13,756)	(10,724)
Other	(2,609)	33,155	3,030
Balance, end of year	$643,629	$473,975	$400,966

Accumulated amortization of goodwill was $86.9 million at December 31, 2002 and 2001. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased the amortization of goodwill.

Net income (loss) adjusted to exclude license and goodwill amortization expense, net of tax, recorded in the years ended December 31, 2002, 2001 and 2000 is summarized below.

(Dollars in thousands)	2002	Year Ended December 31, 2001	2000
Net Income (Loss)	$ (14,288)	$173,876	$192,907
Amortization, net of tax and minority interest effect of			
Licenses	—	16,104	16,034
Goodwill	—	9,744	7,438
Goodwill for equity method investments	—	513	947
Adjusted Net Income (Loss)	$ (14,288)	$200,237	$217,326
Basic earnings per share:			
Net Income (Loss)	$ (0.17)	$ 2.02	$ 2.23
Amortization, net of tax and minority interest	—	0.31	0.28
Adjusted Earnings per Share	$ (0.17)	$ 2.33	$ 2.51
Diluted Earnings Per Share:			
Net Income (Loss)	$ (0.17)	$ 1.99	$ 2.22
Amortization, net of tax and minority interest	—	0.29	0.27
Adjusted Earnings per Share	$ (0.17)	$ 2.28	$ 2.49

NOTE 5 CUSTOMER LISTS

The customer lists, intangible assets from the acquisition of wireless properties, are being amortized based on average customer retention periods using the declining balance method. Amortization expense was $6.6 million for the year ended December 31, 2002. The related amortization expense for the years 2003-2007 is expected to be $15.6 million, $9.5 million, $5.8 million, $3.5 million and $2.1 million, respectively.

NOTE 6 MARKETABLE EQUITY SECURITIES

Information regarding the Company's marketable equity securities is summarized as follows:

(Dollars in thousands)	December 31, 2002	2001
Vodafone AirTouch plc 10,245,370 American Depository Receipts ("ADRs")	$185,646	$ 263,102
Rural Cellular Corporation 370,882 Common Shares	315	8,252
Other	—	1,036
Aggregate Fair Value	185,961	272,390
Historical Cost, as adjusted	160,362	405,061
Gross Unrealized Holding Gains (Losses)	25,599	(132,671)
Tax Effect	(10,111)	53,674
Net Unrealized Holding Gains (Losses)	15,488	(78,997)
Derivative Accounting, net of tax	(5,181)	—
Accumulated Other Comprehensive Income (Loss)	$ 10,307	$ (78,997)

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. The market values of the marketable securities may fall below the accounting cost basis of such securities. If management determines the decline in value of the marketable securities to be other than temporary, the unrealized loss included in other comprehensive income is recognized and recorded as a loss in the statement of operations.

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $244.7 million loss to the statement of operations ($145.6 million net of tax) and reduced the accounting cost basis of such marketable equity securities by a corresponding amount. The loss is reported in the caption "Gain (loss) on marketable securities and other investments" in the statement of operations.

NOTE 7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

(Dollars in thousands)	December 31, 2002	2001
Equity method investments:		
Capital contributions, loans and advances	$ 15,647	$ 16,937
Goodwill, net of amortization	23,397	24,563
Cumulative share of income	313,827	277,342
Cumulative share of distributions	(195,626)	(171,031)
	157,245	147,811
Cost method investments:		
Capital contributions, net of partnership distributions	2,603	1,513
Goodwill, net of amortization	1,603	10,130
	4,206	11,643
Total investments in unconsolidated entities	$ 161,451	$ 159,454

As of December 31, 2002, U.S. Cellular followed the equity method of accounting for minority interests in 26 markets where the Company's ownership interest is 20% or greater for corporations or 3% or greater for partnerships. This method recognizes, on a current basis, U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the consolidated statements of operations on a pretax basis as Investment income. Investment income totaled $42.1 million, $41.9 million and $43.7 million in 2002, 2001 and 2000, respectively. As of December 31, 2002, U.S. Cellular followed the cost method of accounting for its investments in six markets where the Company's ownership interest is less than 20% for corporations or 3% to 5% for partnerships, or where the Company does not have the ability to exercise significant influence.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2002, $136.4 million represented the investment in underlying equity and $25.0 million represented unamortized goodwill. In 2001 and 2000, goodwill related to investments for which the Company follows the equity method of accounting were being amortized over 40 years. The Company adopted SFAS No. 142 on January 1, 2002, and no longer amortizes its goodwill related to equity method investments. Amortization expense amounted to $726,000 and $1.4 million in 2001 and 2000, respectively.

The Company's most significant investments in unconsolidated entities consist of the following:

December 31,	Percentage Ownership 2002	2001
Cellular investments		
Los Angeles SMSA Limited Partnership	5.5%	5.5%
Raleigh-Durham MSA Limited Partnership	8.0%	8.0%
Midwest Wireless Communications, LLC	15.7%	15.7%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

Based primarily on data furnished to the Company by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the wireless entities in which U.S. Cellular's investments are accounted for by the equity method:

(Dollars in thousands)	December 31, 2002	2001
Assets		
Current	$ 213,030	$ 248,467
Due from affiliates	249,354	371,133
Property and other	1,506,168	1,380,293
	$1,968,552	$1,999,893
Liabilities and Equity		
Current liabilities	$ 171,589	$ 206,940
Due to affiliates	2,798	23,637
Deferred credits	85,441	118,773
Long-term debt	21,414	24,631
Partners' capital and shareholders' equity	1,687,310	1,625,912
	$1,968,552	$1,999,893

(Dollars in thousands)	Year Ended December 31, 2002	2001	2000
Results of Operations			
Revenues	$2,161,657	$2,085,900	$1,769,203
Operating expenses	1,684,656	1,490,310	1,254,864
Operating income	477,001	595,590	514,339
Other income (expense), net	17,019	(7,362)	(16,692)
Net income	$ 494,020	$ 588,228	$ 497,647

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

(Dollars in thousands)	December 31, 2002	2001
Cell site-related equipment (4-25 yrs)	$1,664,154	$1,274,315
Land, buildings and leasehold improvements (0-20 yrs)	523,971	370,732
Switching-related equipment (3-8 yrs)	399,086	251,706
Office furniture and equipment (3-5 yrs)	183,285	132,305
Other operating equipment (10 yrs)	113,975	86,796
Work in process	172,995	137,162
Less accumulated depreciation	(1,049,797)	(833,675)
	$2,007,669	$1,419,341

NOTE 9 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

	Year Ended December 31,		
(Dollars in thousands)	2002	2001	2000
Interest paid	$ 36,431	$ 24,592	$ 19,440
Income taxes paid	33,446	129,430	108,800
Noncash interest expense	9,526	10,176	16,448
Net change to equity for conversion of LYONs	—	29,642	62,560
9% Series A Notes issued for Chicago acquisition	$175,000	$ —	$ —

NOTE 10 ACQUISITIONS AND DIVESTITURES

As part of its development strategy in 2002 and 2001, U.S. Cellular acquired wireless interests using cash and promissory notes. U.S. Cellular also divested wireless interests for cash in 2000. There were no divestitures in 2002 or 2001.

COMPLETED ACQUISITIONS

On August 7, 2002, U.S. Cellular completed the acquisition of the asset and certain liabilities of Chicago 20MHz, LLC ("Chicago 20MHz") from PrimeCo Wireless Communications LLC ("PrimeCo"). Chicago 20MHz operates a wireless system in the Chicago Major Trading Area ("MTA"). Chicago 20MHz is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago MTA (excluding Kenosha County, Wisconsin) covering 13.2 million pops.

The purchase price was $617.8 million including working capital and other adjustments. U.S. Cellular financed the purchase using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS, and a $10.5 million accrued payable. The Company has included the Chicago 20MHz results of operations, subsequent to the purchase date, in the statement of operations.

An independent appraiser completed a valuation of Chicago 20MHz's assets. The tangible fixed assets were recorded at fair value. The PCS licenses were valued at $163.5 million. These licenses have an indefinite life and are not being amortized. The customer list was assigned a value of $43.4 million. This intangible asset is being amortized based on a 30 month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago acquisition aggregated $168.4 million, and is not being amortized for financial reporting purposes. In January 2003, U.S. Cellular repaid the $45.2 million outstanding 9% Series A Notes at 90% of face value. The $4.5 million gain on retirement of the 9% Series A Notes will be credited to goodwill, reducing the aggregate goodwill attributed to the Chicago acquisition to $163.9 million. Goodwill is deductible for tax purposes and will be amortized over 15 years.

The following table summarizes the estimated fair values of the PrimeCo assets acquired and liabilities assumed at the date of acquisition.

(Dollars in thousands)	August 7, 2002
Current assets, excluding $6,984 cash acquired	$ 34,081
Property, plant and equipment	235,953
Other assets	815
Customer list	43,400
Licenses	163,500
Goodwill	168,436
Total assets acquired	646,185
Current liabilities	(22,518)
Non-current liabilities	(1,300)
Total liabilities assumed	(23,818)
Net assets purchased	622,367
Notes issued to PrimeCo	(175,000)
Accrued but unpaid items	(15,500)
Cash required	$ 431,867

In addition, during 2002, U.S. Cellular completed the acquisition of majority interests in licenses in three PCS markets and three minority interests in other PCS markets, representing approximately 1.4 million pops, for consideration totaling $21.1 million.

During 2001, U.S. Cellular, on its own behalf and through joint ventures, acquired majority interests in licenses in one cellular market and 26 PCS markets, representing a total population of 6.8 million, for $182.3 million in cash. The interests the Company acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes.

In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

	Year Ended December 31,		
(Dollars in thousands)	2002	2001	2000
Property, plant and equipment, net	$ —	$ 13,443	$ —
Licenses	18,010	112,068	64,978
Goodwill	3,827	53,610	27,794
Increase (Decrease) in investment in unconsolidated entities	—	1,701	39,093
Decrease in note receivable	—	—	(10,000)
Long-term debt	—	—	(13,000)
Other assets and liabilities, excluding cash acquired	(769)	5,447	2,637
Common Shares issued and issuable	—	—	(2,833)
Decrease in cash due to acquisitions	$21,068	$186,269	$108,669

Assuming acquisitions accounted for as purchases during the period January 1, 2001 to December 31, 2002, had taken place on January 1, 2001, pro forma results of operations would have been as follows:

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2002	2001
Service revenues	$2,208,079	$2,033,912
Equipment sales	92,402	97,888
Interest expense (including cost to finance acquisitions)	62,431	59,419
Net Income (Loss)	(51,186)	110,802
Earnings per Common and Series A Common Share-Basic	$ (0.59)	$ 1.29
Earnings per Common and Series A Common Share-Diluted	$ (0.59)	$ 1.29

COMPLETED DIVESTITURES

The gains recorded in 2000 reflect the sales and other transactions related to non-strategic cellular and certain other investments. In 2000, U.S. Cellular sold its majority interest in one market and minority interests in two other markets.

NOTE 11 NOTES PAYABLE

U.S. Cellular has a $500 million revolving credit facility with a group of banks ("1997 Revolving Credit Facility"). At December 31, 2002, $40 million was unused. The terms of the 1997 Revolving Credit Facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on the Company's credit rating. At December 31, 2002, the margin percentage was 19.5 basis points (for a rate of 1.6%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. These payments totaled $515,000, $698,000 and $710,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The 1997 Revolving Credit Facility expires in August 2004.

U.S. Cellular had a $325 million revolving credit facility with a group of banks ("2002 Revolving Credit Facility") at December 31, 2002, all of which was unused. The terms of the 2002 Revolving Credit Facility provide for borrowings with interest at the LIBOR rate plus a margin percentage based on the Company's credit rating (for a rate of 1.9% at December 31, 2002). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of .20% of the total $325 million facility. These payments totaled $484,000 in 2002. The 2002 Revolving Credit Facility expires in June 2007.

Information concerning notes payable is shown in the table that follows.

(Dollars in thousands)	Year Ended December 31, 2002	2001
Balance at end of year	$460,000	$264,000
Weighted average interest rate at end of year	1.6%	2.3%
Maximum amount outstanding during the year	$460,000	$264,000
Average amount outstanding during the year(1)	$262,167	$121,833
Weighted average interest rate during the year(1)	2.0%	3.5%

(1) The average was computed based on month-end balances.

NOTE 12 LONG-TERM DEBT

ZERO COUPON CONVERTIBLE DEBENTURES

During 1995, the Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt due in 2015. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all other liabilities of the Company legally or effectively.

Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of LYONs. Upon conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. There were no LYONs retired in 2002. In 2001, retirements of LYONs totaled $126.2 million face value ($55.1 million carrying value). The Company paid $32.0 million in cash and issued 644,000 Common Shares to satisfy these conversions. In 2000, conversions and repurchases of LYONs totaled $302.0 million face value ($126.2 million carrying value). The Company paid $99.4 million in cash and issued 1.4 million Common Shares to satisfy the conversions and repurchases.

The shares retired for cash resulted in a loss of $7.0 million and $36.9 million in 2001 and 2000, respectively.

UNSECURED NOTES AND FORWARD CONTRACTS

The long-term debt-affiliated is an 8.1% note due to TDS on August 7, 2008. Interest is paid quarterly on March 31, June 30, September 30, and December 31. The note may be prepaid at any time without penalty and is subordinated to the 2002 Revolving Credit Facility. The proceeds were used in connection with the acquisition of Chicago 20MHz.

During 1997, the Company sold $250.0 million principal amount of 7.25% notes ("Notes"), priced to yield 7.33% to maturity. The Notes are unsecured and become due on August 15, 2007. Interest on the Notes is payable on February 15 and August 15 of each year. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption.

In November 2002, U.S. Cellular sold $130.0 million of 8.75% unsecured senior notes due November 7, 2032, under a $500.0 million shelf registration statement filed with the SEC in 2002. This $130 million issuance represents all amounts currently issued and outstanding under the shelf registration statement. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A Notes.

U.S. Cellular issued $175.0 million of 9% Series A Notes due 2032 to PrimeCo in connection with the acquisition of Chicago 20MHz on August 7, 2002. Interest was payable quarterly. The notes were callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. U.S. Cellular repurchased $129.8 million of the notes in 2002. U.S. Cellular repurchased the remaining $45.2 million notes in January 2003 using funds from its revolving credit facilities, and classified these notes as current liabilities at December 31, 2002. As a result of these repurchases, the 9% Series A Notes have been cancelled.

During 2002, the Company entered into variable prepaid forward contracts ("forward contracts") in connection with its 10,245,370 Vodafone AirTouch plc ADRs. The $159.9 million principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments.

The forward contracts mature in May 2007. The forward contracts require quarterly interest payments at LIBOR plus 0.5% (for a rate of 1.9% based on LIBOR rate at December 31, 2002).

The risk management objective of the forward contracts is to hedge the value of the Vodafone securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside risk is hedged at a range of $15.07 to $16.07 per share, which is at or above the accounting cost basis, thereby eliminating the other than temporary risk on these contracted securities. The upside potential is a range of $22.22 to $23.26 per share.

Under the terms of the forward contracts, the Company will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at the Company's option, may be settled in shares of the security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit the Company's downside risk and upside potential on the contracted shares. The collars could be adjusted for any changes in dividends on the contracted shares. At the end of the forward contract, the Company will deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, the Company would have a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity on the forward contracts. If the Company elects to settle in cash it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

The annual requirements for principal payments on long-term debt are approximately $45.2 million, $0 million, $3.0 million, $0 million and $409.9 million for the years 2003-2007, respectively.

NOTE 13 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

	December 31,			
	2002		2001	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	$ 14,864	$ 14,864	$ 28,941	$ 28,941
9% Series A Notes	45,200	45,200	—	—
Notes Payable	460,000	460,000	264,000	264,000
Long-term Debt				
6% zero coupon debentures	148,604	113,229	140,156	143,344
7.25% notes	250,000	260,226	250,000	256,550
8.75% notes	130,000	135,408	—	—
Variable prepaid forward contracts	159,856	156,827	—	—
Intercompany loan	105,000	113,344	—	—
Other	$ 13,000	$ 14,132	$ 13,000	$ 14,254

The carrying amounts of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of the Company's long-term debt was estimated using market prices for the 6.0% zero coupon convertible debentures and 8.75% notes and discounted cash flow analysis for the remaining debt.

DERIVATIVES

During 2002, the Company entered into forward contracts in connection with its 10,245,370 Vodafone securities. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The forward contracts limit the downside risk to a range of $15.07 to $16.07 per share and upside potential to a range of $22.22 to $23.26 per share.

The forward contracts for the forecasted transactions and hedged items are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The forward contracts are designated as cash flow hedges, where changes in the forward contract's fair value are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness for cash flow hedges. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the year ended December 31, 2002.

At December 31, 2002, the Company reported a derivative liability of $8.7 million included in the balance sheet caption Deferred Liabilities and Credits.

NOTE 14 COMMON SHAREHOLDERS' EQUITY

COMMON STOCK

EMPLOYEE BENEFIT PLANS

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans described as follows:

	Year Ended December 31,	
	2002	2001
Tax-Deferred Savings Plan	—	40,510
Employee stock options, stock appreciation rights and awards	42,207	449,634
Employee Stock Purchase Plan	26,222	22,155
	68,429	512,299

TAX-DEFERRED SAVINGS PLAN

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in U.S. Cellular Common Shares, TDS Common Shares, or seven nonaffiliated funds.

STOCK-BASED COMPENSATION PLANS

U.S. Cellular accounts for stock options, restricted stock awards, stock appreciation rights ("SARs") and employee stock purchase plans under APB Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans.

Compensation costs were recognized for SARs and restricted stock awards as expenses in the statement of operations. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $141,000 (a reduction of expense) in 2000.

A summary of the status of the Company's stock option plans at December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the table and narrative as follows:

	Weighted Number of Shares	Weighted Average Option Price	Weighted Average Black-Scholes Values of Option Grants
Stock Options			
Outstanding			
December 31, 1999			
(106,104 exercisable)	592,485	$ 28.14	
Granted	166,254	$ 57.57	$32.80
Exercised	(200,455)	$ 19.74	
Canceled	(33,104)	$ 35.28	
Outstanding			
December 31, 2000			
(127,012 exercisable)	525,180	$ 40.32	
Granted	498,431	$ 54.90	$33.65
Exercised	(80,831)	$ 24.31	
Canceled	(58,542)	$ 38.38	
Outstanding			
December 31, 2001			
(199,875 exercisable)	884,238	$ 50.42	
Granted	869,637	$ 38.80	$19.74
Exercised	(9,456)	$ 29.45	
Canceled	(200,985)	$ 47.17	
Outstanding			
December 31, 2002			
(335,972 exercisable)	1,543,434	$ 45.15	

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 1,189,844 Common Shares for options granted and to be granted to key employees. The options under the 1998 plan are exercisable from the date of vesting through 2003 to 2012, or 30 days following the date of the employee's termination of employment, if earlier. Under the 1998 Stock Option Plan, 335,972 stock options were exercisable at December 31, 2002, have exercise prices between $24.48 and $73.31 with a weighted average exercise price of $46.71 per share, and a weighted average remaining contractual life of 6.1 years. The remaining 1,207,462 options, which are not exercisable, have exercise prices between $23.20 and $73.31 with a weighted average exercise price of $44.72 and a weighted average remaining contractual life of 8.7 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.6%, 5.0% and 5.1%; expected dividend yields of zero for all years; expected lives of 9.4 years, 8.2 years and 7.6 years; and expected volatility of 39.4%, 31.7% and 34.5%.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2002:

Range of Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$23.20-$43.99	924,323	$38.00	8.4
$44.00-$73.31	619,111	$55.83	7.1

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2002:

Range of Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$24.48-$43.99	110,183	$30.77
$44.00-$73.31	225,789	$54.49

The Company grants key employees restricted shares of stock that fully vest after three years. The number of shares granted were 86,826; 65,671 and 47,802 in the years 2002, 2001 and 2000, respectively. The weighted-average values of the shares granted were $39.71, $60.92 and $71.00 in 2002, 2001 and 2000, respectively. The expenses included in operating income due to grants of restricted shares were $1,611,707, $3,569,003 and $5,047,198 in 2002, 2001 and 2000, respectively.

Stock Appreciation Rights allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 2002 and 2001, there were no SARs outstanding. During 2000, 9,600 Series A Common Share SARs were exercised. There were no SARs granted in 2002, 2001 or 2000.

EMPLOYEE STOCK PURCHASE PLAN

U.S. Cellular had 34,603 Common Shares reserved under the 1999 Employee Stock Purchase Plan ("1999 ESPP"), which terminated on December 31, 2002. The 1999 ESPP became effective July 1, 1999, and provides for eligible employees of the Company and its subsidiaries to purchase a limited number of USM Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date.

SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2002, all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

COMMON SHARE REPURCHASE PROGRAM

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. In 2000, the Company authorized the repurchase of up to 4.2 million Common Shares through three separate 1.4 million share programs. The Company may use repurchased shares to fund acquisitions and for other corporate purposes. There are 859,000 shares available to be repurchased under the most recent 1.4 million share authorization, which expires in December 2003.

In 2002, the Company issued 69,000 treasury shares pursuant to certain employee and non-employee benefit plans.

In 2001, the Company paid $29.9 million to repurchase 643,100 of its Common Shares. The Company issued 818,000 treasury shares to satisfy retirements of convertible debt securities and pursuant to certain employee benefit plans.

In 2000, the Company paid $234.8 million to repurchase 3.5 million of its Common Shares. The Company issued 1.3 million treasury shares, primarily to satisfy retirements of convertible debt securities.

ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive gain (loss) are as follows:

(Dollars in thousands)	Year Ended December 31, 2002	2001
Balance, beginning of year	$ (78,997)	$ (16,296)
Add (Deduct):		
Unrealized gains (losses) on securities	(86,428)	(105,510)
Income (tax) benefit	35,326	42,809
Net unrealized gains (losses)	(51,102)	(62,701)
Deduct (Add):		
Recognized (losses) on securities	(244,699)	—
Income tax (expense) benefit	99,112	—
Net recognized gains (losses) from Marketable Securities included in Net Income	(145,587)	—
	94,485	(62,701)
Unrealized loss on derivative instruments	(5,181)	—
Net change in unrealized gains (losses) included in Comprehensive Income (Loss)	89,304	(62,701)
Balance, end of year	$ 10,307	$ (78,997)
Accumulated Unrealized Gain on Derivative Instruments		
Balance, beginning of year	$ —	$ —
Add (Deduct):		
Unrealized (loss) on derivative instruments	(5,181)	—
Balance, end of year	$ (5,181)	$ —

NOTE 15 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis. Billings to U.S. Cellular from TDS totaled $56.8 million, $55.7 million and $49.1 million in 2002, 2001 and 2000, respectively.

In August 2002, the Company entered into a loan agreement with TDS under which it borrowed $105 million, which was used for the Chicago 20MHz purchase. The loan bears interest at an annual rate of 8.1%, payable quarterly, and becomes due in August 2008, with prepayments optional. The loan is subordinated to the 2002 Revolving Credit Facility. The terms of the loan do not contain restrictive covenants that are greater than those included in the Company's senior debt, except that the loan agreement provides that the Company may not incur senior debt in an aggregate principle amount in excess of $325 million unless it obtains the consent of TDS as a lender. The Company's Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to the Company and all of its shareholders.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $209,000, $1.5 million and $11.3 million in 2002, 2001 and 2000, respectively.

NOTE 16 COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

The Company's anticipated capital expenditure requirements for 2003 primarily reflect its plans for construction, system expansion and the execution of its plans to migrate to a single digital equipment platform. The Company's construction and system expansion budget for 2003 is approximately $600 million to $630 million. These expenditures will primarily address the following needs: expand and enhance the Company's coverage in its service areas; add digital service capabilities to its systems, including the migration toward a single digital equipment platform; satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability; and enhance the Company's office systems.

The conversion toward CDMA is expected to be completed during 2004, at an approximate cost of $400-$450 million over the three-year period 2002-2004. The CDMA conversion costs totaled $215 million in 2002 and are estimated to be $50 million in 2003.

U.S. Cellular has obligations under certain vendor equipment contracts aggregating $240.9 million at December 31,2002. Payments pursuant to the contracts are expected to total $42.2 million, $56.2 million, $56.2 million, $56.2 million and $30.1 million for the years 2003-2007 respectively.

From time to time U.S. Cellular may acquire markets to implement its business strategy.

LEASE COMMITMENTS

U.S. Cellular and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2002 are as follows:

(Dollars in thousands)	Minimum Future Rentals
2003	$ 49,860
2004	45,107
2005	38,495
2006	28,795
2007	18,811
Thereafter	$ 61,944

Rent expense totaled $57.2 million, $35.4 million and $32.8 million in 2002, 2001 and 2000, respectively.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

NOTE 17 SUBSEQUENT EVENTS

On January 31, 2003, the Company entered into an agreement to rename Comiskey Park, home of the Chicago White Sox American League baseball team, U.S. Cellular Field. The Company will pay $3.4 million per year for 20 years for the naming rights ($68 million in aggregate). Concurrent with the naming rights agreement, the Company purchased a media package to place various forms of advertising in and around the facility. For the media package, the Company will pay $600,000 in 2003, with future annual payments increasing by 3% per year through 2025. The total combined cost of the renaming rights and media package is $87 million over 23 years.

On March 10, 2003, U.S. Cellular announced that it had entered into a definitive agreement with AT&T Wireless ("AWE") to exchange wireless properties. U.S. Cellular will receive 10 and 20 MHz PCS licenses in 13 states, representing 12.2 million incremental population equivalents contiguous to existing properties and 4.4 million population equivalents that overlap existing properties in the Midwest and Northeast. U.S. Cellular will also receive approximately $31 million in cash and minority interests in six markets it currently controls. U.S. Cellular will transfer wireless assets and approximately 141,000 customers in 10 markets, representing 1.5 million population equivalents, in Florida and Georgia to AWE. Total U.S. Cellular revenue in 2002 of $107 million and operating income, excluding shared services costs, of $25 million was attributable to these markets. The transaction is subject to regulatory approvals. The closing of the transfer of the U.S. Cellular properties and the assignment to U.S. Cellular of most PCS licenses is expected to occur in the third quarter 2003. The assignment and development of certain licenses in the exchange will be accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular will be accounted for as a sale. The build-out of the licenses could require substantial capital investment by U.S. Cellular over the next several years. U.S. Cellular is currently working on a build-out and financing plan for these markets.

The following table summarizes the recorded value of the assets and liabilities of the 10 markets that U.S. Cellular will be transferring.

(Dollars in millions)	December 31, 2002
Current assets	$ 16.8
Net property, plant and equipment	86.0
Licenses	53.1
Goodwill	78.2
Other	.6
Total assets	234.7
Current liabilities	(13.4)
Net assets to be transferred	$ 221.3

The Company is currently evaluating the fair value of the assets involved in this transaction. No determination of gain or loss related to this transaction has been made. As a result of signing the definitive agreement for this transaction, the Company will reclassify the net assets of the markets to be transferred as assets held for sale and will report their operations as discontinued operations in the first quarter of 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR CORPORATION:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, common shareholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of United States Cellular Corporation, an 82.2% owned subsidiary of Telephone and Data Systems, Inc., and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, prior to the revisions discussed in Notes 1 and 4 to the financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those consolidated financial statements in their report dated January 25, 2002.

As disclosed in Note 1, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002. Also as disclosed in Note 1, the Company changed the manner in which it presents losses on debt retirements as a result of the adoption of SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections", during 2002. In addition, as disclosed in Note 1, the Company changed the method in which it accounts for direct incremental deferred costs related to wireless customer activations on January 1, 2002.

As discussed above, the financial statements of United States Cellular Corporation as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Notes 1 and 4, these financial statements have been revised to separately reflect amounts that represent goodwill, and to include the transitional disclosures required by SFAS No. 142. Also, as described in Note 1, these financial statements have been revised to classify losses resulting from debt retirements as a component of income (loss) before cumulative effect of accounting change in accordance with the provisions of SFAS No. 145. We audited the adjustments described in Notes 1 and 4 that were applied to revise the 2001 and 2000 financial statements. We also audited the transitional disclosures described in Notes 1 and 4. In our opinion, the revisions and transitional disclosures for 2001 and 2000 included in Notes 1 and 4 are appropriate and the adjustments described in Notes 1 and 4 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 3, 2003, except as to Note 17,
as to which the date is March 10, 2003

COPY OF PREVIOUSLY ISSUED REPORT OF INDEPENDENT ACCOUNTANTS

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THESE INDEPENDENT ACCOUNTANTS HAVE CEASED OPERATIONS, AND HAVE NOT REISSUED THEIR REPORT IN CONJUNCTION WITH THIS ANNUAL REPORT. THEIR REPORT IS INCLUDED IN THE ANNUAL REPORT AS PERMITTED BY RULE 2-02(E) OF REGULATION S-X OF THE SECURITIES AND EXCHANGE COMMISSION. AS DESCRIBED IN NOTES 1 AND 4, THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN REVISED TO SEPARATELY REFLECT AMOUNTS THAT REPRESENT GOODWILL AND TO INCLUDE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. (SFAS) 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", WHICH WAS ADOPTED BY THE COMPANY AS OF JANUARY 1, 2002. ALSO, AS DESCRIBED IN NOTE 1, THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN REVISED TO CLASSIFY LOSSES RESULTING FROM DEBT RETIREMENTS AS A COMPONENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS IN ACCORDANCE WITH THE PROVISIONS OF SFAS NO. 145, "RESCISSION OF SFAS NO. 4, 44 AND 64, AMENDMENT OF FAS 13, AND TECHNICAL CORRECTIONS", WHICH WAS ADOPTED BY THE COMPANY DURING 2002. THE ARTHUR ANDERSEN LLP REPORT DOES NOT EXTEND TO THESE CHANGES TO THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS. THE ADJUSTMENTS TO THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP AS STATED IN THEIR REPORT APPEARING HEREIN.

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 82.2%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 2001 and 2000, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

Arthur Andersen LLP

Chicago, Illinois
January 25, 2002

The consolidated balance sheet at December 31, 2000 and the consolidated statements of operations, common stockholders' equity and cash flow for the year ended December 31, 1999 are not required to be presented in the 2002 Annual Report.

(Dollars in thousands, except per share and per customer amounts)	Year Ended or at December 31, 2002	2001	2000	1997	1992
Market and Customer Statistics					
Markets owned or acquirable	210	204	176	181	193
Population equivalents owned or acquirable[1]	42,045,000	31,257,000	27,659,000	26,772,000	23,720,000
Majority-owned and managed markets	149	142	139	134	92
Wireless units in service	4,103,000	3,461,000	3,061,000	1,710,000	150,800
Total market population	36,568,000	25,670,000	24,912,000	24,034,000	15,014,000
Market penetration	11.22%	13.48%	12.29%	7.11%	1.0%
Net customer additions – marketing	310,000	354,000	483,000	442,000	50,600
Postpay churn rate per month	1.8%	1.7%	1.8%	1.9%	2.4%
Average monthly service revenue per customer	$ 47	$ 46	$ 49	$ 62	$ 105
Average monthly local minutes of use per customer	304	216	157	103	121
Marketing cost per net customer addition	1,465	997	788	528	765
Marketing cost per gross customer addition	$ 365	$ 322	$ 330	$ 313	$ 453
Operating Statistics					
System operations expense					
Per customer per month	$ 11	$ 11	$ 10	$ 17	$ 33
As a percent of service revenues	23.5%	23.1%	21.2%	27.8%	31.2%
Cell sites in service	3,914	2,925	2,501	1,748	320
Capital expenditures and system development costs	$ 730,645	$ 503,334	$ 305,417	$ 318,748	$ 53,325
General and administrative expense					
Per customer per month	$ 12	$ 11	$ 11	$ 13	$ 34
As a percent of service revenues	24.1%	23.8%	22.1%	20.7%	32.8%
Number of employees	6,100	5,150	5,250	4,600	1,175
Operating income (loss)	$ 281,166	$ 317,212	$ 292,313	$ 129,543	$ (12,705)
Operating income (loss) as a percent of service revenues	13.4%	17.4%	17.7%	13.4%	(8.2)%
Balance Sheet Information					
Property, plant and equipment	$ 3,057,466	$2,253,016	$1,801,377	$1,212,575	$ 193,681
Investment in licenses before amortization	1,294,243	1,114,482	1,075,940	867,632	575,341
Total assets	4,699,841	3,759,157	3,501,177	2,565,300	855,579
Total debt outstanding	1,311,660	667,156	503,817	515,330	331,317
Common Shares outstanding	55,046	55,046	55,046	54,232	25,219
Series A Common Shares outstanding	33,006	33,006	33,006	33,006	27,430
Common shareholders' equity	$ 2,415,034	$2,335,669	$2,214,571	$1,629,320	$ 450,984
Return on equity	(0.8)%	8.0%	10.4%	7.2%	(1.5)%

The above summary provides information regarding the Company's most recent three years as well as the information required to calculate five- and ten-year compound rates of growth.

(1) Based on 2002 Claritas Estimates.

ELEVEN-YEAR SUMMARY OF EARNINGS

(Dollars in thousands, except per share amounts)	2002	2001	Year Ended December 31, 2000	1997	1992
Operating Revenues					
Service	$ 2,098,893	$1,826,385	$1,653,922	$ 969,149	$ 154,822
Equipment sales	85,585	68,445	62,718	23,975	9,263
Total Operating Revenues	2,184,478	1,894,830	1,716,640	993,124	164,085
Operating Expenses					
System operations	492,750	421,114	350,507	269,296	48,374
Marketing and selling	368,888	297,239	303,721	178,984	30,643
Cost of equipment sold	185,283	124,028	139,654	82,302	17,311
General and administrative	505,237	434,579	364,747	200,620	50,823
Depreciation	311,993	237,346	205,916	97,591	16,606
Amortization of licenses, deferred charges and customer lists	39,161	63,312	59,782	34,788	13,033
Total Operating Expenses	1,903,312	1,577,618	1,424,327	863,581	176,790
Operating Income (Loss)	281,166	317,212	292,313	129,543	(12,705)
Investment and Other Income					
Investment income	42,068	41,934	43,727	77,121	12,456
Amortization of costs related to minority investments	—	(726)	(1,365)	(2,084)	(597)
Interest income	4,411	10,300	17,049	5,863	3,181
Other income (expense), net	3,299	4,737	2,844	(3,614)	(2,840)
Gain (loss) on marketable securities and other investments	(295,454)	—	96,075	30,318	31,396
Loss on extinguishment of debt	—	(6,956)	(36,870)	—	—
Interest (expense) – other	(44,405)	(35,146)	(36,608)	(27,414)	(3,302)
Interest (expense) – affiliate	(3,473)	(18)	—	(1,948)	(16,793)
Total Investment and Other Income (Expense)	(293,554)	14,125	84,852	78,242	23,501
Income (Loss) Before Income Taxes and Minority Interest	(12,388)	331,337	377,165	207,785	10,796
Income tax expense (benefit)	(7,541)	147,315	171,968	83,948	1,987
Income (Loss) Before Minority Interest	(4,847)	184,022	205,197	123,837	8,809
Minority share of income	(13,538)	(10,146)	(7,629)	(12,298)	(2,615)
Income (Loss) Before Cumulative Effect of Accounting Change	(18,385)	173,876	197,568	111,539	6,194
Cumulative effect of accounting change, net of tax	4,097	—	(4,661)	—	—
Net Income (Loss)	$ (14,288)	$ 173,876	$ 192,907	$ 111,539	$ 6,194
Amortization, Net of Tax and Minority Interest	—	26,361	24,419	21,302	6,615
Adjusted Net Income (Loss)[a]	$ (14,288)	$ 200,237	$ 217,326	$ 132,841	$ 12,809
Basic Weighted Average Shares Outstanding (000s)	86,086	86,200	86,355	86,346	50,349
Basic Earnings per Share	$ (0.17)	$ 2.02	$ 2.23	$ 1.29	$ 0.12
Diluted Earnings per Share					
Income (Loss) Before Cumulative Effect of Accounting Change	$ (0.22)	$ 1.99	$ 2.27	$ 1.29	$ 0.11
Net Income (Loss)	$ (0.17)	$ 1.99	$ 2.22	$ 1.29	$ 0.11

The above summary provides information regarding the Company's most recent three years as well as the information required to calculate five- and ten-year compound rates of growth.

(a) Net income (Loss) adjusted to exclude license and goodwill amortization expense, net of tax, in accordance with SFAS No. 142.

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

(Dollars in thousands, except per share amounts)	Quarter Ended March 31	June 30	Sept. 30	Dec. 31
2002				
Operating Revenues	$ 478,420	$ 524,339	$ 579,786	$ 601,933
Operating Income	79,676	101,272	62,697	37,521
Gain (Loss) on Marketable Securities and Other Investments	—	(244,699)	(34,210)	(16,545)
Income (Loss) Before Cumulative Effect of Accounting Change	44,393	(88,382)	10,975	14,629
Net Income (Loss)	$ 48,490	$ (88,382)	$ 10,975	$ 14,629
Weighted Average Shares Outstanding (000s)	86,053	86,083	86,095	86,113
Basic Earnings per Share Before Cumulative Effect of Accounting Change	$ 0.51	$ (1.03)	$ 0.13	$ 0.17
Diluted Earnings per Share Before Cumulative Effect of Accounting Change	0.51	(1.03)	0.13	0.17
Basic Earnings per Share – Net Income (Loss)	0.56	(1.03)	0.13	0.17
Diluted Earnings per Share – Net Income (Loss)	$ 0.56	$ (1.03)	$ 0.13	$ 0.17

SUMMARY OF INCOME STATEMENT AND RELATED EFFECTS OF 2002 ACCOUNTING CHANGES

Three Months Ended	**March 31, 2002**			**June 30, 2002**			**September 30, 2002**		
Effects of 2002 Accounting Changes	**As Reported**	**Changes**	**As Restated**	**As Reported**	**Changes**	**As Restated**	**As Reported**	**Changes**	**As Restated**
	(Dollars in thousands, except per share amounts)								
Operating revenues									
Changes related to EITF 01-09 reclassification[1]		$ —			$ (3,370)			$(14,850)	
Changes related to EITF 01-09 accrual[1]		—			—			(2,935)	
Total	$ 478,420	$ —	$478,420	$527,710	$ (3,370)	$ 524,340	$597,571	$(17,785)	$579,786
Operating expenses									
Changes related to EITF 01-09 reclassification[1]		$ —			$ (3,370)			$(14,850)	
Changes related to SAB 101[2]		(830)			(1,223)			(937)	
Total	$ 399,574	$ (830)	$398,744	$427,661	$ (4,593)	$ 423,068	$532,876	$(15,787)	$517,089
Operating income	78,846	830	79,676	100,049	1,223	101,272	64,695	(1,998)	62,697
Income (loss) before cumulative effect of accounting change	43,892	501	44,393	(89,102)	720	(88,382)	12,164	(1,189)	10,975
Cumulative effect of accounting change[2]	—	4,097	4,097	—	—	—	—	—	—
Net income (loss)	43,892	4,598	48,490	(89,102)	720	(88,382)	12,164	(1,189)	10,975
Basic earnings per share from cumulative effect of accounting change	—	0.04	0.04	—	—	—	—	—	—
Basic earnings per share before cumulative effect of accounting change	0.51	—	0.51	(1.04)	0.01	(1.03)	0.14	(0.01)	0.13
Diluted earnings per share before cumulative effect of accounting change	0.51	—	0.51	(1.04)	0.01	(1.03)	0.14	(0.01)	0.13
Basic earnings per share – Net Income (Loss)	0.51	0.05	0.56	(1.04)	0.01	(1.03)	0.14	(0.01)	0.13
Diluted earnings per share – Net Income (Loss)	$ 0.51	$ 0.05	$ 0.56	$ (1.04)	$ 0.01	$ (1.03)	$ 0.14	$ (0.01)	$ 0.13

U.S. Cellular made certain changes to its accounting policies which required the Company to reclassify certain items on its income statement for previous quarters of 2002. The Company reflected the impact of certain other changes, including the cumulative effect of an accounting change, in previous quarters of 2002. Other than the cumulative effect of the accounting change, none of the above prior period changes have a significant impact on operating income, net income (loss) or earnings per share. These changes do, however, have a significant impact on certain income statement captions for the restated periods.

(1) U.S. Cellular changed its accounting for certain rebate transactions pursuant to Emerging Issues Task Force Statement ("EITF") No. 01-09 in the fourth quarter of 2002. Under EITF No. 01-09, all rebates paid to agents who participate in qualifying new activation and retention transactions are recorded as a reduction of equipment sales revenues. Previously, the Company had recorded new activation rebates as marketing and selling expense and retention rebates as general and administrative expense. Further, these rebates are now recorded at the time handsets are sold by the Company to these agents. Previously, the Company recorded these transactions at the time the handsets were delivered by agents to the Company's customers. As described in Note 1 to the consolidated financial statements the Company has restated its reported results for the second and third quarters of 2002.

(2) U.S. Cellular changed its accounting policy related to certain transactions pursuant to Staff Accounting Bulletin ("SAB") No. 101 during the fourth quarter of 2002. The Company had adopted SAB No. 101 as of January 1, 2000, and began deferring certain customer activation fees as of that date. As permitted by SAB No. 101, as of January 1, 2002, U.S. Cellular began deferring commissions expenses equal to the amount of activation fees deferred. In conjunction with this change, the Company recorded a $4.1 million addition to net income as of January 1, 2002, related to commissions expenses which would have been deferred in prior years had the Company adopted its new policy at the time it adopted SAB No. 101.

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

(Dollars in thousands, except per share amounts)	Quarter Ended March 31	June 30	Sept. 30	Dec. 31
2001				
Operating Revenues	$ 439,769	$ 475,289	$ 501,024	$ 478,748
Operating Income	58,483	93,626	92,677	72,426
Net Income (Loss)	$ 30,388	$ 57,369	$ 53,127	$ 32,992
Weighted Average Shares Outstanding (000s)	85,989	86,311	86,394	86,106
Basic Earnings per Share – Net Income (Loss)	$ 0.35	$ 0.66	$ 0.61	$ 0.38
Diluted Earnings per Share – Net Income (Loss)	$ 0.35	$ 0.65	$ 0.60	$ 0.38

There were no gains (losses) from marketable securities and other investments in 2001.

The Company adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" in the second quarter of 2002 and restated the 2001 amounts for comparability. SFAS No. 145 precludes gains and losses on the extinguishment of debt from being classified as extraordinary. In the quarter ended March 31, 2001, a loss on the retirement of LYONs totaling $3,629, net of tax, and $0.05 per basic share and $0.04 per diluted share, was originally recorded as an extraordinary item. The reclassification of the loss to Investment and Other Income, in accordance with SFAS 145, reduced Income (Loss) Before Cumulative Effect of Accounting Change as previously reported from $34,017 to $30,388, Basic Earnings per Share Before Cumulative Effect of Accounting Change from $0.40 to $0.35, and Diluted Earnings per Share Before Cumulative Effect of Accounting Change from $0.39 to $0.35.

SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share amounts)	Year Ended or at December 31, 2002	2001	2000	1999	1998
Operating Data					
Service Revenues	$ 2,098,893	$1,826,385	$1,653,922	$1,525,660	$1,276,522
Operating Income	281,166	317,212	292,313	255,842	176,075
Investment income, net of related amortization expense	42,068	41,208	42,362	29,188	41,412
Gain (Loss) on sale of cellular and other investments	(295,454)	—	96,075	266,744	215,154
Income Before Income Taxes	(12,388)	331,337	377,165	523,158	394,152
Net Income	$ (14,288)	$ 173,876	$ 192,907	$ 300,758	$ 216,947
Weighted Average Common and Series A Common Shares (000s)	86,086	86,200	86,355	87,478	87,323
Basic Earnings Per Common and Series A Common Share	$ (0.17)	$ 2.02	$ 2.23	$ 3.44	$ 2.48
Diluted Earnings Per Common and Series A Common Share	$ (0.17)	$ 1.99	$ 2.22	$ 3.28	$ 2.39
Balance Sheet Data					
Property, Plant and Equipment, net	$ 2,007,669	$1,419,341	$1,145,623	$1,071,005	$1,010,843
Investments –					
Licenses, net of accumulated amortization	1,038,556	858,791	857,607	809,452	842,797
Goodwill, net of accumulated amortization	643,629	473,975	400,966	380,866	386,046
Marketable equity securities	185,961	272,390	377,900	540,711	300,754
Unconsolidated entities, net of accumulated amortization	161,451	159,454	137,474	124,573	136,391
Total Assets	4,699,841	3,759,157	3,501,177	3,534,239	3,047,636
Long-term Debt (excluding current portion)	806,460	403,156	448,817	546,322	531,487
Common Shareholders' Equity	$ 2,415,034	$2,335,669	$2,214,571	$2,274,641	$1,950,230
Current Ratio	0.47	0.70	1.03	1.98	0.94
Return on Equity	(0.8)%	7.6%	8.8%	14.2%	12.1%

Results from previous years have been restated to conform to current period presentation.

SHAREHOLDER INFORMATION

UNITED STATES CELLULAR STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 2003, the Company's Common Shares were held by 484 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

	2002 Common Shares		2001 Common Shares	
Calendar Period	High	Low	High	Low
First Quarter	$ 45.50	34.49	$ 68.57	$54.40
Second Quarter	42.15	24.90	67.65	55.35
Third Quarter	33.25	22.97	60.10	47.60
Fourth Quarter	31.03	23.80	49.15	40.70

The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business.

INVESTOR RELATIONS

Our annual report, Form 10-K, prospectuses and news releases are available to our investors, security analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. In addition, questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

United States Cellular Corporation
Gerry Mundt, Accounting Manager – External Reporting
8410 West Bryn Mawr Avenue, Suite 700
Chicago, Illinois 60631
773.399.8900 ◦ 773.399.8936 (fax)

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Kenneth R. Meyers, Executive Vice President – Finance
(Chief Financial Officer) and Treasurer
United States Cellular Corporation
773.399.8900 ◦ 773.399.8936 (fax)
Mark A. Steinkrauss, Vice President – Corporate Relations
Telephone and Data Systems, Inc.
312.630.1900 ◦ 312.630.1908 (fax)

ANNUAL MEETING

U.S. Cellular's annual meeting of shareholders will be held on May 6, 2003 at 10:00 a.m. Central Time in Chicago, Illinois.

SUPPLEMENTAL SHAREHOLDER INFORMATION

Net Income (Loss) Before Cumulative Effect of Accounting Change and Diluted Earnings per Share were significantly affected by (1) gains and losses from marketable securities and other investments and (2) ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax is shown below.

	Year Ended December 31,				
(Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
Net Income (Loss) Before Cumulative Effect of Accounting Change	$ (18,385)	$ 173,876	$197,568	$ 300,758	$ 216,947
Add (subtract)					
(Gain) Loss on Marketable Securities and Other Investments	295,454	—	(96,075)	(266,744)	(215,154)
Income Tax Expense (Benefit)	(112,199)	—	44,912	106,565	86,949
	164,870	173,876	146,405	140,579	88,742
License and Goodwill Amortization, net of tax	—	26,361	24,419	24,391	22,951
As Adjusted	$ 164,870	$ 200,237	$170,824	$ 164,970	$ 111,693
Diluted Earnings per Share Before Cumulative Effect of Accounting Change	$ (0.22)	$ 1.99	$ 2.27	$ 3.28	$ 2.39
(Gain) Loss on Marketable Securities and Other Investments	2.11	—	(0.56)	(1.69)	(1.37)
License and Goodwill Amortization	—	0.29	0.27	0.26	0.24
As Adjusted	$ 1.89	$ 2.28	$ 1.98	$ 1.85	$ 1.26

The above table is intended to show the amount of after-tax income excluding the specified components, which are relatively large and which may vary from period to period. The "As Adjusted" amounts are non-GAAP financial measures under rules of the Securities and Exchange Commission. The Company does not intend to imply that any of such components are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. The reason for the table is to identify the Net Income (Loss) Before Cumulative Effect of Accounting Change excluding such components net of tax. The Company believes that such a breakdown provides useful information to investors regarding the Company's results of operations in that it provides additional details regarding the Company's operating performance in order to permit comparison from periods to periods or with other companies. Although the Company believes that the above amounts provide useful information for understanding and comparing its performance, they should not be construed as alternatives to measures of performance determined under generally accepted accounting principles (GAAP).


U.S. Cellular

8410 West Bryn Mawr Avenue ◦ Chicago, Illinois 60631
Telephone: 773.399.8900 ◦ Fax: 773.399.8936

www.uscellular.com